Exhibit 99.1

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JUNE 28, 2018

DATED AS OF MAY 28, 2018

A-1

CRONOS GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) of Cronos Group Inc. (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP located at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 9:30 A.M. (Toronto time) on Thursday, June 28, 2018, for the following purposes:

1.	to receive the audited consolidated financial statements of the Company as at and for the year ended December 31, 2017 and auditors’ report thereon;

2.	to elect the directors of the Company for the following year;

3.	to appoint KPMG LLP as the auditors of the Company for the following year and to authorize the board of directors of the Company to fix their remuneration;

4.

to consider, and if thought advisable to pass, with or without variation, an ordinary resolution to ratify and confirm the repeal of By-law No. 3 and By-law No. 4 of the Company, and the adoption of a new general by-law for the Company, being By-law No. 5, as more particularly described in the management information circular of the Company dated May 28, 2018 (the “Circular”) accompanying this Notice of Meeting;

5.

to consider, and if thought advisable to pass, with or without variation, an ordinary resolution to approve the adoption of a new stock option plan of the Company, as more particularly described in the Circular; and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders registered at the close of business on May 25, 2018 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided in the accompanying Circular. To be effective, the proxy must be received by the Company’s transfer agent and registrar, TSX Trust Company, prior to 9:30 A.M. (Toronto time) on June 26, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment or postponement.

Shareholders may also vote their Shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

DATED the 28th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Gorenstein”

Michael Gorenstein

Chairman, President and Chief Executive Officer

CRONOS GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2018

PROXY MATTERS

This management information circular (this “Circular”) is furnished in connection with the solicitation, by or on behalf of management of Cronos Group Inc. (the “Company”), of proxies to be used at the Company’s annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Shares”) of the Company to be held on Thursday, June 28, 2018 at the offices of Blake, Cassels & Graydon LLP at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 9:30 A.M. (Toronto time) and at any adjournment or postponement thereof for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Unless otherwise indicated, the information contained in this Circular is given as of May 28, 2018.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by advertisement, telephone, online or personally by directors, officers or employees of the Company without special compensation, or by the Company’s transfer agent and registrar, TSX Trust Company (“TSX Trust”), at nominal cost. The costs of solicitation will be borne by the Company.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to deliver copies of the Notice of Meeting, this Circular and a form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to non-objecting beneficial owners (“NOBOs”) of Shares and the Company intends to pay for the delivery of these the Meeting Materials to objecting beneficial owners (“OBOs”) of Shares.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors or officers of the Company designated by management of the Company. A registered Shareholder has the right to appoint as proxyholder a person or company (who need not be a Shareholder) other than the persons already named by management of the Company in the enclosed form of proxy to attend and act on such registered Shareholder’s behalf at the Meeting. Such right may be exercised by crossing out the names of management’s nominees and inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Voting by Proxyholder

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of the Company in the form of proxy will be voted on such matters pursuant to the discretionary authority provided for in the form of proxy.

If no specification is made to withhold the said Shares from voting, a proxyholder will vote the Shares IN FAVOUR OF: (a) the election of the persons to be nominated by management as directors of the Company,

(b) the appointment of KPMG LLP as auditors of the Company and the authorization of the directors of the Company to fix the remuneration of the auditors, (c) the resolution ratifying and confirming the repeal of the Old By-laws (as defined below) and the adoption of By-law No. 5 (as defined below), and (d) the resolution approving the 2018 Option Plan (as defined below).

Registered Shareholders

If you are a registered Shareholder, a form of proxy is enclosed with this Circular and you may, and if it is not your intention to be present in person at the Meeting you are encouraged to, appoint a proxy by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to TSX Trust by fax at (416) 595-9593 or by mail or hand delivery to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, or by electronic mail to tmxeproxysupport@tmx.com; or

(b)

logging on to the internet through TSX Trust’s website at www.voteproxyonline.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the Shareholder’s account number and the proxy access number;

in all cases ensuring that the proxy is received not later than 9:30 A.M. (Toronto time) on June 26, 2018, or, if the Meeting is adjourned or postponed, the last business day preceding the day of the adjournment or postponement.

Non-Registered Shareholders

A Shareholder is a non-registered (or beneficial) Shareholder (a “Non-Registered Holder”) if the Shareholder’s Shares are registered either in the name of (in each case, an “Intermediary”):

1.

an intermediary that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, a bank, trust company, securities dealer or broker, director or administrator of RRSPs, RRIFs, RESPs and similar plans; or

2.	a clearing agency (such as CDS & Co. (“CDS”)) of which the Intermediary is a participant.

In accordance with NI 54-101, the Company is distributing copies of the materials related to the Meeting to Intermediaries for distribution to OBOs and such Intermediaries are to forward the materials related to the Meeting to each OBO (unless the OBO has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions (“Broadridge”) in Canada) to permit the Non-Registered Holder to direct the voting of the Common Shares held by the Intermediary on behalf of the Non-Registered Holder. The Company is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the Meeting Materials to each OBO.

Generally, OBOs who have not waived the right to receive the Meeting Materials will either:

(a)

be given a voting instruction form which must be completed and returned by the OBO in accordance with the directions printed on the voting instruction form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the internet is permitted);

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the OBO but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with TSX Trust, as described under “Registered Shareholders”.

The purpose of these procedures is to permit OBOs to direct the voting of the Shares they beneficially own. Should an OBO who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the OBO), the OBO should follow the corresponding instructions on the voting instruction form. OBOs should carefully follow the instructions of their Intermediaries and their service companies.

In respect of any Meeting Materials sent directly to a NOBO by the Company or its agent, the NOBO’s name and address and information about the NOBO’s holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on such NOBO’s behalf. By choosing to send the Meeting Materials to the NOBO directly, the Company (and not the Intermediary holding on the NOBO’s behalf) has assumed responsibility for (i) delivering the Meeting Materials to the NOBO, and (ii) executing the NOBO’s proper voting instructions. NOBOs are asked to return their voting instructions as specified in the request for voting instructions, which will allow for voting via mail, facsimile, electronic mail or over the internet in the same manner as described under “Registered Shareholders”.

Revocation of Proxy

In addition to revocation in any manner permitted by law, a registered Shareholder or a NOBO who has returned a form of proxy or voting instruction form, as applicable, may revoke it by:

(a)	completing and signing a form of proxy or voting information form, as applicable, bearing a later date, and delivering it to TSX Trust;

(b)	delivering a written statement, signed by the registered Shareholder or by the registered Shareholder’s attorney, who is authorized in writing, to:

i.

the secretary of the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3 at any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned or postponed; or

ii.	the chair of the Meeting prior to the start of the Meeting.

An OBO who wishes to revoke his or her voting instructions must contact his or her Intermediary in respect of such instructions and comply with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke such instructions if it receives insufficient notice of revocation.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the proxy solicitation rules under the Exchange Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada differ from the disclosure requirements under United States securities laws.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current or proposed director or executive officer of the Company, person who has been a director or executive officer of the Company since the beginning of the Company’s most recently completed financial year, or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the 2018 Option Plan (as defined below).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Company (the “Board”) has fixed May 25, 2018 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting.

The authorized capital of the Company consists of an unlimited number of Shares. As of May 28, 2018, the Company had 176,204,047 Shares issued and outstanding. Each Share entitles the holder of record to notice of, and to one vote on, each matter to come before the Meeting.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote at the Meeting.

MATTERS TO BE ACTED UPON

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2017 and the report of the auditors thereon have been sent to Shareholders who have requested copies thereof and will be placed before the Meeting. Copies of the audited consolidated financial statements for the year ended December 31, 2017 are available without charge from the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, by e-mail request to investor.relations@thecronosgroup.com, or by referring to the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Election of Directors

The Company’s articles provide that the Board shall consist of a minimum of one and a maximum of 10 directors. The Board currently consists of five directors, composed of four independent directors and Michael Gorenstein, the Chairman, President and Chief Executive Officer (the “CEO”) of the Company.

James Rudyk was appointed on May 18, 2018 as Lead Director by the Board and is responsible for reinforcing the independence of the Board and providing a source of leadership to the Board complementary to that of the Chairman.

In accordance with the Company’s by-laws, the Board has determined that five directors will be elected at the Meeting. Following the Meeting, and assuming that all proposed nominees for director are elected as contemplated in this Circular, the Board will be composed of four independent directors and Mr. Gorenstein. Each director will hold office from the date of the Meeting until the next annual meeting of Shareholders or until the successor of such director is duly elected or appointed in accordance with the Company’s by-laws.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote IN FAVOUR OF the election of each of Jason Adler, Alan Friedman, Michael Gorenstein, James Rudyk and Michael Coates as directors. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee at their discretion unless the proxy specifies the Shares are to be withheld from voting in the election of the directors.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) that requires that any nominee for director who does not receive a greater number of votes “for” his or her election as a director than votes “withheld” from voting tender his or her resignation to the Board for consideration by the independent directors of the Board promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees of directors is equal to the number of directors to be elected. The independent directors of the Board shall consider the resignation and shall provide a recommendation to the Board within 45 days following the applicable meeting. The Board will consider the recommendation of the independent directors of the Board and determine whether to accept such recommendation within 90 days of the applicable meeting. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A news release will be issued promptly by the Company announcing the Board’s determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

A copy of this policy is available on the Company’s website at www.thecronosgroup.com/investor-relations/.

Advance Notice By-law

The Company’s by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the “Nominating Shareholder”) at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice By-Law”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company’s by-laws which are available on SEDAR at www.sedar.com or on the Company’s website at www.thecronosgroup.com/investor-relations/.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the secretary must be made: (i) the case of an annual meeting of Shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company’s by-laws also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

Board Nominees

The following table and the notes thereto sets forth the name of each nominee for election as a director of the Company at the Meeting; his municipality of residence; his age; all other positions and offices with the Company currently held by him; his present principal occupation or employment; the year he first became a director; the number of Shares he has advised are beneficially owned, directly or indirectly, by him or over which he exercises control or direction, and the value thereof; and his attendance at Board and committee meetings during the year ended December 31, 2017.

Jason Adler Age: 46 New York, New York, United States Director since: 2016 Independent

Jason Adler is the Founder and Managing Partner of Gotham Green Partners GP (“Gotham Green”), the General Partner of Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to founding Gotham Green, Mr. Adler was the co-founder and Chief Executive Officer of Alphabet Ventures, LLC, a New York based volatility fund, that focused on identifying mispriced assets across various industries, asset classes and geographies. Mr. Adler also founded Geronimo, LLC, an AMEX member broker dealer that made markets in equity options, and he began his career as a market maker at G&D Trading, an AMEX member market maker. Mr. Adler graduated with a B.A. from the University of Rhode Island.

	Board and Committees	Meeting Attendance
	Board	4/4 100%
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	7,129,557(1)	55,539,249
Notes: (1) 450,465 of these Shares are held by Gotham Green Fund 1, LP, a fund affiliated with Mr. Adler and Mr. Gorenstein.

Alan Friedman Age: 46 Toronto, Ontario, Canada Director since: 2012 Independent

Alan Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market structuring, capital planning and administrative management services to private and public resource companies, since September 2006. Mr. Friedman has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Mr. Friedman is also a director of Aim1 Ventures Inc. and Tova Ventures II Inc., Capital Pool Corporations listed on the TSX-V. Mr. Friedman is an attorney and has played an integral role in the acquisition of various assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange-listed Namibian gold exploration company, before it was sold to B2Gold Corp. for approximately $160 million in 2011.

	Board and Committees	Meeting Attendance
	Board	4/4 100%
	Audit	4/4 100%
	Compensation(1)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	294,878	2,297,100

Notes:

(1)   Given the small board size in 2017 and the proportion of directors who were independent, compensation decisions were made by the board as a whole in 2017 and no meetings of the Compensation Committee were held.

Michael Gorenstein Age: 31 New York, New York, United States Director since: 2015

Michael Gorenstein is the Chairman, President and CEO of the Company. Mr. Gorenstein is also a member of Gotham Green. Before joining the Company, Mr. Gorenstein was a partner at Alphabet Ventures, LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Mr. Gorenstein was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell LLP where he focused on mergers and acquisitions and capital markets transactions. Mr. Gorenstein graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

	Board and Committees	Meeting Attendance
	Board	4/4 100%
Non-Independent	Audit(1)	4/4 100%
	Compensation(1)(2)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	1,739,915(3)	13,553,938

Notes:

(1)   Mr. Gorenstein resigned from the Audit Committee and Compensation Committee effective February 1, 2018.

(2)   Given the small board size in 2017 and the proportion of directors who were independent, compensation decisions were made by the board as a whole in 2017 and no meetings of the Compensation Committee were held.

(3)   450,465 of these Shares are held by Gotham Green Fund 1, LP, a fund affiliated with Mr. Adler and Mr. Gorenstein.

James Rudyk Age: 51 Oakville, Ontario, Canada Director since: 2018 Independent

James Rudyk is currently the Chief Financial Officer of Roots Corporation (“Roots”), a position he has held since January 2016. Mr. Rudyk is an experienced and proven financial executive with more than 25 years of financial and operational experience and a track record of supporting ambitious growth plans. Prior to joining Roots, Mr. Rudyk served as the Chief Financial Officer of Shred-It International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million in revenue to more than $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Limited from 2004 to 2009. Since 2004, Mr. Rudyk has participated in over 100 board meetings as a board member or senior company officer. Mr. Rudyk received his BA and Masters of Accounting degrees from the University of Waterloo. Mr. Rudyk is a Certified Public Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

	Board and Committees(1)	Meeting Attendance
	Board	N/A
	Audit (Chair)(2)	N/A
	Compensation(2)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Mr. Rudyk was appointed to the Board effective February 1, 2018 and did not serve as a director in 2017. Mr. Rudyk was appointed as Lead Director effective May 18, 2018.
(2) Mr. Rudyk was appointed to the Audit Committee and Compensation Committee effective February 1, 2018.

Michael Coates Age: 61 Ottawa, Ontario, Canada Independent

Michael Coates was President and Chief Executive Officer, Americas Region of Hill+Knowlton Strategies (“H+K”), a global public relations and integrated communications agency, from 2014 to 2016 and retired as Global Vice Chairman of H+K in 2017. Prior thereto, Mr. Coates held a variety of roles at H+K and has had a more than thirty-year career advising Fortune 500 clients on strategies to manage political risk. Mr. Coates has also served on the board of directors of Candu Energy Inc., a wholly-owned subsidiary of SNC-Lavalin Group Inc., since 2011, as well as having served on a variety of non-profit boards in the education and entrepreneurship sectors. Mr. Coates received an MPA from Queen’s University and holds an ICD.D designation from the Institute of Corporate Directors.

	Board and Committees(1)	Meeting Attendance
	Board	N/A
	Audit	N/A
	Compensation	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Mr. Coates did not serve as a director in 2017.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including a personal holding company of any such person) that (i) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No person proposed to be nominated for election as a director at the Meeting has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint KPMG LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. Effective May 18, 2018, MNP LLP, which was first appointed as auditors of the Company on May 5, 2014, resigned as auditors of the Company at the Company’s request. KPMG LLP was appointed as the Company’s auditors effective as of May 18, 2018 in respect of the financial year ended December 31, 2018. The resignation of MNP LLP and the appointment of KPMG LLP have been approved by the Audit Committee and the Board. The appointment of KPMG LLP must be approved by a majority of the votes cast by Shareholders who vote in respect of the resolution.

A “reporting package”, as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), is set out in Schedule A to this Circular. As indicated in the Notice of Change of Auditor contained in the reporting package, there have been no (i) modified opinions expressed in MNP LLP’s reports in connection with the audit of the Company’s financial statements for the years ended December 31, 2017 and December 31, 2016; and/or (ii) “reportable events”, as such term is defined in NI 51-102. MNP LLP and KPMG LLP acknowledged the Notice of Change of Auditor on May 18, 2018 and May 25, 2018, respectively, and each firm indicated that it agreed with the information contained therein.

Unless authority to do so is withheld, persons named in the accompanying form of proxy intend to vote IN FAVOUR OF the appointment of KPMG LLP as the auditors of the Company to hold office until the close of the next annual meeting of Shareholders, or until a successor is appointed, and authorizing the Board to fix the remuneration of the auditors.

Approval of By-law No. 5

On January 31, 2018, the Board, subject to Shareholder confirmation and ratification, adopted a new general by-law no. 5 of the Company (“By-law No. 5”) and repealed By-law No. 3 and By-law No. 4 of the Company (the “Old By-laws”) with immediate effect. The full text of By-law No. 5 is attached as Schedule B to this Circular.

The Board adopted By-law No. 5 in connection with the Company’s listing of its Shares on the NASDAQ Global Market (the “NASDAQ”) on February 27, 2018 to comply with various NASDAQ listing standards and the NASDAQ marketplace rules (the “NASDAQ Rules”) and to generally update the by-laws of the Company (e.g. to permit the issuance of Shares in uncertificated form).

By-law No. 5 and the repeal of the Old By-laws are effective until they are ratified and confirmed, ratified and confirmed as amended or rejected by Shareholders at the Meeting and, if ratified and confirmed, will continue in effect. Accordingly, Shareholders are being asked to ratify and confirm By-law No. 5 and the repeal of the Old By-laws.

The following description of By-law No. 5 is qualified in its entirety by the full text of By-law No. 5, which is attached as Schedule B to this Circular.

By-law No. 5 governs all aspects of the business and affairs of the Company and is substantially equivalent to the Old By-Laws, other than as follows:

•

Quorum for meetings of Shareholders: Under By-law No. 5, a quorum of Shareholders is present at a meeting of Shareholders if the holders of no less than 33 1/3% of the Shares entitled to vote at the meeting are present in person or represented by proxy. Under By-law No. 3, quorum required all of the Shareholders or two Shareholders, whichever number be the lesser, to be personally present or represented by proxy.

•

Quorum for meetings of directors: Under By-law No. 5, a majority of the number of directors constitutes a quorum at any meeting of directors. Under By-law No. 3, quorum required two-fifths of the number of directors or the minimum number of directors required by the articles.

•

Advance Notice for Nominations of Directors: The provisions with respect to how a Shareholder may nominate an individual for election to the Board is substantially equivalent between By-law No. 5 and By-law No. 4, except that By-law No. 5: (i) revises the information required to be included in the notice to the secretary of the Company; (ii) revises the method by which notice to the secretary of the Company must be made; and (iii) specifies that the Shareholder making the nomination and the individual nominated as a director must comply with all applicable laws.

By-law No. 5 Resolution

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass the following ordinary resolution to repeal the Old By-laws and approve By-law No. 5 (the “By-law No. 5 Resolution”):

1.

the by-laws of Cronos Group Inc. (the “Company”) previously approved by holders of common shares of the Company, being By-law no. 3 and By-law no. 4 of the Company (the “Old By-laws”) are repealed in their entirety and the new by-law no. 5 of the Company (“By-law No. 5”), as approved by the board of directors of the Company, the text of which is attached as Schedule B to the management information circular of the Company dated May 28, 2018, be and are hereby ratified and confirmed;

2.	the form of By-law No. 5 may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company; and

3.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments, including treasury orders and stock exchange and securities commissions forms, as may be required to give effect to the intent of this resolution.”

To be effective, the By-law No. 5 Resolution must be approved by at least a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Unless authority to do so is withheld, persons named in the accompanying form of proxy intend to vote IN FAVOUR OF the By-law No. 5 Resolution.

Approval of the 2018 Option Plan

The Company has adopted an amended and restated stock option plan dated May 26, 2015 (the “2015 Option Plan”). The 2015 Option Plan was last approved by the Shareholders at the annual and general meeting of Shareholders held on June 28, 2017.

In connection with the Company’s listing of its Shares on the Toronto Stock Exchange (the “TSX”) on May 23, 2018, the Board determined that it was appropriate to adopt a new “rolling” stock option plan (the “2018 Option Plan”) that is consistent with current stock exchange policies and with current market practices. The Board approved the 2018 Option Plan on May 18, 2018, subject to Shareholder approval at the Meeting and the receipt of all necessary regulatory approvals, including that of the TSX.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution to approve the adoption of the 2018 Option Plan. The Company has not granted any options under the 2018 Option Plan. If Shareholders approve the 2018 Option Plan at the Meeting, the Company expects to discontinue grants under the 2015 Stock Option Plan. Options currently outstanding under the 2015 Option Plan will remain outstanding and either be exercised, expire or otherwise terminated in accordance with their terms.

The following discussion is intended to be a summary of the 2018 Option Plan and is qualified in its entirety by the text of the 2018 Option Plan, which is attached as Schedule C to this Circular, and any individual option grant agreements.

The 2018 Option Plan

Under the 2018 Option Plan, certain directors, officers, key employees and service providers (“Participants”) of the Company and its affiliates are eligible to participate in the 2018 Option Plan, which provides for the grant of options (“Options”) to purchase Shares. The 2018 Option Plan is administered by the Board.

Shares Subject to the 2018 Option Plan and Participation Limits

The 2018 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares that may be reserved for issuance upon the exercise of Options will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all security-based compensation arrangements will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis.

No Options may be granted under the 2018 Option Plan if, together with any of the Company’s other security-based compensation arrangements, such grant of Options could result, at any time, in the aggregate number of Shares (i)

issued to insiders, within any one-year period, or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Shares, provided, however, that the number of Options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 10% of the number of issued and outstanding Shares (on a non-diluted basis).

No Options may be granted under the 2018 Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all non-employee directors under the 2018 Option Plan and all other security-based compensation arrangements of the Company exceeding 1% of the total number of Shares then-issued and outstanding; (ii) the aggregate value of Options granted to the non-employee director during the Company’s fiscal year exceeding $100,000; or (iii) the aggregate value of Options and, in the case of security-based compensation arrangements that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the non-employee director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Company shall not be counted toward the foregoing $150,000 limit and provided further that the foregoing limitations shall not apply to one-time initial grants to a new director who would be a non-employee director upon joining the Board as compensation for serving on the Board.

As at May 28, 2018, no Options were granted and up to 4,734,159 Shares were available for grant of Options under the 2018 Option Plan (representing 10% of issued and outstanding Shares as of May 28, 2018 less Shares issuable under outstanding Options granted under the 2015 Option Plan). The number of Shares currently issuable under the 2018 Option Plan represents approximately 2.7% of the number of issued and outstanding Shares as of May 28, 2018 (with Shares currently issuable under outstanding Options granted under the 2015 Option Plan representing approximately 7.3% of the number of issued and outstanding Shares as of May 28, 2018). As at May 28, 2018, this would represent dilution of approximately 2.6% should these Shares be issued under the 2018 Option Plan.

Exercise and Vesting

Participants under the plan are eligible to be granted Options to purchase Shares at an exercise price established upon approval of the grant by the Board. When Options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the Toronto Stock Exchange on the immediately preceding trading day (the “Fair Market Value”). The 2018 Option Plan does not authorize grants of Options with an exercise price below the Fair Market Value.

Vesting conditions for grants of Options are determined by the Board and set out in the option grant agreement between the Participant and the Company. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the Options is established by the Board and set out in the option grant agreement, provided that, pursuant to the terms of the 2018 Option Plan, the term of an Option may not exceed seven years from the date of the grant. Options that would expire during a trading black-out period may be exercised within 10 business days following the end of such trading black-out period.

The 2018 Option Plan also provides for the issuance of SARs in tandem with Options. Under the terms of the 2018 Option Plan, each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for Shares pursuant to the related Option and to receive from the Company a number of Shares, rounded down to the next whole Share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related Option, multiplied by the number of Shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions.

Each unexercised SAR terminates when the related Option is exercised or the Option terminates, including upon a Change of Control (as discussed below). Upon each exercise of a SAR in respect of a Share covered by an Option such Option shall be cancelled and shall be of no further force or effect in respect of such Share. If any Option is cancelled in connection with the exercise of the related SAR, the aggregate number of Shares that may be issued pursuant to the Option Plan shall be reduced by the number of Options cancelled in connection with the exercise of such SAR.

Termination of Employment

The Option Plan addresses the implications for Option exercise rights in the case of the termination of a Participant’s employment and the death of a Participant, both of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Company for cause, each vested and unvested Option granted to that Participant immediately terminates and ceases to be exercisable, subject to the discretion of the Board. In the event of the death of a Participant, each Option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all Options that have vested may be exercised by the Participant’s estate at any time within six months from the date of such Participant’s death. If a Participant’s employment with the Company is terminated other than for cause or death or if a director who is a Participant is not re-elected to the Board, each Option granted to such Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each Option that has vested may be exercised by such Participant at any time within six months of the date of termination or of ceasing to act as a director of the Company, as the case may be.

Assignment

A Participant may assign or transfer one or more Options granted under the 2018 Option Plan to a personal holding corporation wholly-owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, Options granted under the 2018 Option Plan may only be exercised by a Participant personally and no assignment or transfer of Options is permitted.

Financial Assistance and Withholding

The Company does not permit financial assistance to be provided to Participants to facilitate the purchase of Shares pursuant to Options granted.

The Company may withhold from any amount payable to a Participant such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Company also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

Amendments Requiring Shareholder Approval

The following types of amendments to the 2018 Option Plan require shareholder approval:

(i)	any increase in the maximum percentage of Shares issuable by the Company under the 2018 Option Plan;

(ii)	any amendment that would reduce the exercise price at which Options may be granted below the minimum price currently provided for in the 2018 Option Plan;

(iii)	any amendment that would increase or delete the percentage limits on the aggregate number of Shares issuable or that could be issued to insiders under the 2018 Option Plan;

(iv)	any amendment that would increase or delete the maximum term during which Options may be exercised pursuant to the 2018 Option Plan to be greater than seven years;

(v)	subject to automatic extension where the original expiry date of an Option falls during a trading black-out period, any amendment that would extend the expiry date of any outstanding Option;

(vi)	any amendment that would reduce the exercise price of an outstanding Option (other than as may result from general anti-dilution adjustments provided for in the 2018 Option Plan) including a cancellation of an Option and re-grant of an Option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the Option;

(vii)	any exchange for cash or other entitlements of an Option for which the exercise price is equal to, or less than, the Fair Market Value of a Share on the date of such exchange;

(viii)	any amendment that would permit transfers or assignments not currently permitted under the 2018 Option Plan;

(ix)	any amendment to the definition of “Participant” or any amendment that would expand the scope of those persons eligible to participate in the 2018 Option Plan;

(x)

any amendment to increase the Value of Options (as defined in the 2018 Option Plan) granted or delete the percentage limit relating to Shares issuable, in each case, to Non-Executive Directors (as defined in the 2018 Option Plan);

(xi)	certain amendments that would allow the Board to reduce the aggregate number of Shares that may be issued under the 2018 Option Plan in respect of the exercise of a SAR by less than one whole Share;

(xii)	any amendment to provide for other types of compensation through equity issuance; and

(xiii)	any amendment to the amendment procedures.

Any amendment other than those expressly enumerated in the 2018 Option Plan or those that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without Shareholder approval.

Change of Control

If the Company proposes to undertake a Change of Control, the Board may, in its discretion, accelerate the vesting of all outstanding Options to provide that, notwithstanding the vesting provisions of such Options, each such outstanding Option shall be fully vested and either (as determined by the Board in its discretion) (i) may be conditionally exercisable for Shares or (ii) may be conditionally surrendered for a cash payment equal to the difference between the per Share consideration receivable by Shareholders in connection with the transaction resulting in the Change of Control and the exercise price of such Option multiplied by the number of Shares that may be acquired under the particular Option, upon (or where permitted by the Board, prior to) the completion of the Change of Control, provided that the Board shall not, in any case, authorize the exercise or surrender of Options beyond the expiration of the original exercise term of the Options.

If, in connection with a Change of Control, the Board does not accelerate the vesting of Options in accordance with the foregoing paragraph and the Options continue, or are assumed, or rights equivalent to the Options are substituted for the Options, by the Surviving Company or Parent Company (as defined below), or an affiliate thereof, and a Participant’s employment is terminated by the Company or the Surviving Company or Parent Company or an affiliate of the Company or a successor thereto without cause in the 24 month period following the Change of Control, all unvested Options or substituted rights outstanding on the Participant’s termination date shall immediately vest, and the Participant may exercise such vested Options or substituted rights until the earlier of the expiration of the original exercise term of such Option (or the Option for which the right was substituted) and 12 months following the Participant’s termination date, following which any unexercised Options or substituted rights shall terminate and cease to be exercisable.

For the purposes of the 2018 Option Plan, “Change of Control” means any one of the following:

(i)	the consummation of any transaction or series of transactions including any reorganization, recapitalization, statutory share exchange, consolidation, amalgamation, arrangement, merger or issue of voting shares in the capital of the Company, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities in the capital of the entity resulting from such transaction or series of transactions or the entity that acquired all or substantially all of the business or assets of the Company in a transaction or series of transactions described in paragraph (ii) below (in each case, the “Surviving Company”) or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), measured by voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) rather than number of securities (but shall not include the creation of a holding company or other transaction that does not involve any substantial change in the proportion of direct or indirect beneficial ownership of the voting securities of the Company prior to the consummation of the transaction or series of transactions);

(ii)

the direct or indirect sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the business or assets of the Company, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions (other than to any affiliates of the Company); or

(iii)

Incumbent Directors during any consecutive 12-month period ceasing to constitute a majority of the Board (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Company.

2018 Option Plan Resolution

At the Meeting, Shareholders will be asked to pass the following ordinary resolution to approve the adoption of the 2018 Option Plan (the “2018 Option Plan Resolution”):

“BE IT RESOLVED THAT:

1.

the amended and restated stock option plan of Cronos Group Inc. (the “Company”) dated May 26, 2015 be replaced with the new stock option plan of the Company approved by the Board on May 18, 2018, attached as Schedule C to the management information circular of the Company dated May 28, 2018 (the “2018 Option Plan”);

2.	the 2018 Option Plan is hereby approved, ratified and confirmed, subject to applicable regulatory approvals;

3.

the directors of the Company be authorized to grant options under, and subject to the terms and conditions of, the 2018 Option Plan, which may be exercised to purchase up to 10% of the issued and outstanding number of common shares of the Company at the date of the grant of the options;

4.	the 2018 Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company; and

5.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments, including treasury orders and stock exchange and securities commissions forms, as may be required to give effect to the intent of this resolution.”

To be effective, the 2018 Option Plan Resolution must be approved by at least a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. If the 2018 Option Plan Resolution receives the requisite approval, the Company expects to discontinue grants under the 2015 Stock Option Plan, and options currently outstanding under the 2015 Option Plan will remain outstanding and either be exercised, expire or otherwise terminated in accordance with their terms. If the 2018 Option Plan Resolution does not receive the requisite shareholder approval, the 2015 Option Plan will continue to be in effect. Unless authority to do so is withheld, persons named in the accompanying form of proxy intend to vote IN FAVOUR OF the 2018 Option Plan Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Company. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines, the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (the “Act”) and the applicable rules adopted by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Act, as well as the NASDAQ Rules, in each case, as applicable to foreign private issuers. NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules. Such rules require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings or offerings at a price per security at or above market price, in each case subject to certain exceptions) that involve the sale of more than 25% of the issuer’s outstanding common shares prior to the transaction.

In addition, NASDAQ Rule 5635(c) requires that stock option plans that do not contain a formula for automatic increases in the shares available for grant and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. The Company does not follow this NASDAQ Rule. Instead, and in accordance with the exemption under NASDAQ Rule 5615(a)(3), the Company complies with the applicable TSX rules, which permit the maximum number of shares issuable under stock option plans to be expressed as a fixed percentage of the issued and outstanding common shares from time to time, provided that all unallocated options, rights or other entitlements under such a plan are approved by shareholders upon institution and every three years thereafter.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company’s external auditors, external legal counsel and to the Company’s officers.

Composition and Independence of the Board

The Board is currently comprised of five directors: Michael Gorenstein (Chairman), Jason Adler, Alan Friedman, Michael Krestell and James Rudyk. If management’s nominees are elected at the Meeting, the Board will be comprised of Mr. Gorenstein, Mr. Adler, Mr. Friedman, Mr. Rudyk and Michael Coates. Please see the biographies of individual directors under “Matters to be Acted Upon – Election of Directors – Board Nominees”.

The Board has determined that four of the five nominees (or 80% of the nominees), namely Messrs. Adler, Friedman, Rudyk and Coates have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment and are “independent” within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules. Mr. Gorenstein is not independent, as he is the Chairman, President and CEO of the Company.

The Board has provided for the role of a Lead Director. This role is currently held by Mr. Rudyk. The primary focus of the Lead Director is to provide provide leadership to ensure that the Board functions independently of management of the Corporation and non-independent directors and to foster the effectiveness of the Board. The Lead Director acts as a liaison between the independent directors and the Chairman and chairs all Board meetings when the Chairman is not in attendance, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded. The Lead Director is also responsible for working with the Chairman to ensure that the appropriate committee structure is in place and make recommendations for appointment to such committees and, together with the Chairman, ensuring that the responsibilities of the Board are effectively carried out in compliance with the Board’s mandate and that the functions of the Board delegated to the committees of the Board are effectively carried out and reported to the Board.

During 2017, the independent directors did not hold regularly scheduled meetings at which non-independent directors and members of management were not in attendance; however, beginning in January 2018, the independent directors began holding such meetings. The Board encourages its independent directors to meet formally or informally without any non-independent directors, including members of management, being present on an as-needed basis. In addition, the small size of the Board helps to create an atmosphere conducive to candid and open discussion among all directors.

Directorships

The following director of the Company currently holds a directorship in another reporting issuer as set forth below:

Name of Director	Name of Reporting Issuer	Market

Alan Friedman	Eco (Atlantic) Oil & Gas Ltd. AIM1 Ventures Inc. Tova Ventures II Inc.	TSX-V TSX-V TSX-V

Board Mandate

As set out in the Board Mandate, the Board has established two committees to assist with its responsibilities: the Audit Committee and the Compensation Committee. Each of the Audit Committee and the Compensation Committee has a mandate defining its responsibilities. The Board Mandate also provides for the establishment of additional committees of the Board. The Board Mandate is attached as Schedule D to this Circular.

Position Descriptions

The Board has written position descriptions for the Chairman, Lead Director, chairs of the committees of the Board, and the CEO. The Board Mandate and the committee charters for the Audit Committee and Compensation Committee set out in writing the responsibilities of the Board and the committees for supervising management of the Company.

Orientation and Continuing Education

All new directors are provided with an initial orientation regarding the nature and operation of the Company’s business and its strategy and as to the role of the Board and its committees, as well as the legal obligations of a director of the Company. Existing directors are periodically updated on these matters.

In order to orient new directors as to the nature and operation of the Company’s business, they are given an opportunity to meet with key members of the management team to discuss the Company’s business and activities. In addition, new directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company.

The Company’s Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and advisors of the Company. Board members have access to the Company’s external and in-house legal counsel in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. The Company’s Board members have full access to the Company’s records. In addition, external counsel and other external advisers of the Company will be regularly invited to present to the Board at Board meetings on topics and trends facing public companies.

The orientation and continuing education process is reviewed on an annual basis by the Board and will be revised as necessary.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”), a written code of business conduct and ethics for the Company’s directors, officers and employees. The Code sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of the Company. The Company’s contractors, suppliers and third-party vendors are also expected to meet the standards contained in the Code.

The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company’s legal department or for matters regarding accounting, internal accounting controls and other auditing matters to the Audit Committee or for matters involving the Chief Executive Officer or any other senior executive or financial officer of the Company to any member of the Board of Directors. The Company’s legal department or Audit Committee, as applicable, will promptly address all allegations of non-compliance with the Code and recommend corrective actions to local or head office management, as appropriate. The Company’s General Counsel is responsible for allegations relating to the most serious violations of the Code. The Company’s General Counsel reports regularly to the Audit Committee regarding serious suspected and confirmed Code violations. Any waivers of the Code can only be granted by the General Counsel or the Chief Executive Officer and any such waivers are reported to the Audit Committee. Waivers of the Code for executive officers and senior management may only be granted by the Board or the Audit Committee and will be disclosed to shareholders as required under applicable law.

Directors and executive officers are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The Code requires the prior approval of the other members of the Board prior to any director accepting an appointment as a director or officer of a competitor or competing business, or becoming otherwise professionally engaged with a competitor or competing business.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website at www.thecronosgroup.com/investor-relations/.

Insider Trading Policy

In addition to the Code, the Company has a comprehensive insider trading policy (the “Insider Trading Policy”) relating to the trading in securities of the Company by directors, officers and employees of the Company and its subsidiaries, and certain persons related to any such persons.

Among other things, the following is prohibited by the Insider Trading Policy: (i) speculating in securities of the Company; (ii) buying the Company’s securities on margin; (iii) short sales of the Company’s securities; (iv) transactions in puts or calls; (v) purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of securities of the Company held, directly or indirectly, including equity securities granted as compensation.

Nomination of Directors

Pursuant to NASDAQ Rules, nominees for directors must be recommended for the Board’s selection by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, with the independence requirements applicable to such directors to be confirmed at such time. Individuals are selected with the desired background and qualifications, taking into account the needs of the Board at the time.

Board and Committee Assessment

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date. Going forward, the Board intends to adopt and implement a formal performance assessment process for the Board, the Audit Committee and the Compensation Committee.

Audit Committee

The Company has a separately designated standing audit committee established in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and section 3(a)(58)(A) of the Exchange Act. The Audit Committee is currently comprised of three directors of the Company, James Rudyk (Chair), Alan Friedman and Michael Krestell, all of whom are considered to be “independent” and financially literate for the purposes of NI 52-110, as well as pursuant to the applicable NASDAQ Rules and U.S. securities laws. The Board has determined that James Rudyk, the chair of the Audit Committee, qualifies as an “audit committee financial expert” for purposes of paragraph (8) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Mr. Rudyk as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

The members of the Audit Committee are appointed by the Board, and each member of the Audit Committee serves at the pleasure of the Board until the member resigns, is removed or ceases to be a member of the Board.

The responsibilities and operation of the Audit Committee are set out in the Company’s Audit Committee Charter, the text of which is included as Schedule A to the Company’s annual information form dated April 30, 2018 (the “AIF”), a copy of which is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Please refer to the section entitled “Audit Committee” in the AIF for further information.

Compensation Committee

The Compensation Committee is currently comprised of two directors of the Company, Michael Krestell and James Rudyk, both of whom are considered to be “independent” within the meaning of such term under NI 58-101 and applicable NASDAQ Rules. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the directors and executive officers of the Company. See “Statement of Executive Compensation – Compensation Discussion and Analysis” and “Director Compensation” for a discussion of the Company’s process of determining the compensation of the Company’s directors and executive officers.

Director Term Limits

The Board has not adopted a term limit for directors, and, as part of the Board’s assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. The average tenure of the current members of the Board is approximately three years. In light of the tenures of the nominees for election to the Board at the Meeting and the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined below). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

During the financial year ended December 31, 2017, the Company’s named executive officers included the Chairman, President and CEO, Chief Financial Officer (“CFO”) and the Company’s next three most highly compensated executives whose total compensation was, individually, more than $150,000 for the financial year (collectively, the “NEOs”). The following individuals are the Company’s NEOs for the year ended December 31, 2017:

•	Michael Gorenstein – Chairman, President and CEO;
•	William Hilson – Chief Financial Officer, a consultant of the Company;
•	David Hsu – Operations Consultant, a consultant of the Company;
•	Jeffrey Jacobson – Vice President of Business Development; and
•	Xiuming Shum – General Counsel and Corporate Secretary.

Compensation Governance

The Compensation Committee currently consists of Michael Krestell and James Rudyk, both of whom are considered by the Board to be independent. Alan Friedman and Michael Gorenstein were members of the Compensation Committee as at December 31, 2017 and resigned from the Compensation Committee on February 1, 2018.

See “Matters to be Acted Upon – Election of Directors” for a summary biography of each member of the Compensation Committee, which sets out the experience relevant to the performance of his duties as a member of the Compensation Committee.

The Compensation Committee is responsible for reviewing and making recommendations to the entire Board concerning the compensation of the directors and executive officers of the Company. Based on the recommendations of the Compensation Committee, the Board is responsible for determining the compensation paid to the executive officers and directors of the Company.

The philosophy of the Compensation Committee is to determine compensation for the Company’s executive officers relative to the performance of the Company in executing on its objectives. The services of the NEOs at the end of the most recently completed financial year were provided to the Company pursuant to employment and consulting agreements which provide for the fixed base salaries to be paid to the aforementioned NEOs. The NEOs are also eligible to receive performance-based incentive compensation. Other officers may receive both fixed compensation and performance-based variable incentive compensation, which together represents total direct compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. The NEOs do not automatically receive any particular award based on the Compensation Committee’s determination of the overall performance of the Company, but rather the determination establishes the background for the Compensation Committee’s subsequent review of the NEOs’ individual performance.

Objectives of Executive Compensation

The objectives of the compensation program of the Company are:

•	to reward individual contributions in light of overall business results;

•	to align the interests of the executives with the interests of the Shareholders; and

•	to attract and retain executives who can help the Company achieve its objectives.

Elements of Executive Compensation

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Board exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Board does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

The Board’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

In 2017, the NEOs received a mix of: (i) base salary and (ii) medium- to long-term incentives comprised of options.

1.     Base Salary

Base salaries are intended to provide the NEOs with competitive base salaries. The Company differentiates salary levels to reflect each NEO’s experience and responsibilities. Base salaries are fixed pursuant to each NEO’s consulting or employment agreement.

2.     Medium to Long-Term Incentives

Medium- and long-term incentives, which are provided by way of grants of Options, are intended to provide ties between executive compensation and performance of the Company. Options are designed to motivate directors and executive officers to achieve positive business results and align their interests with those of the Shareholders. Participants benefit only if the market value of the Shares at the time of an option exercise is greater than the exercise price of the Options. Options vest in such manner as the Board may determine.

Option grants are determined on an ad hoc basis. The CEO makes recommendations to the Compensation Committee regarding individual Option awards for all recipients other than the CEO and the directors of the Company. The Compensation Committee makes recommendations to the Board regarding Options for the CEO and the directors. In making its recommendation to the Board regarding the grant of Options to the CEO, the Compensation Committee considers relevant market data and other information.

The Compensation Committee reviews the appropriateness of the Option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual Option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any Option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including Option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Shares on July 7, 2014, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Venture Index for each year following July 7, 2014.

	July 7, 2014	December 31, 2014	December 31, 2015	December 30, 2016	December 29, 2017
Cronos Group Inc.	100.00	800.00	315.00	1,480.00	9,740.00
S&P/TSX Composite Venture Index	100.00	67.49	51.00	73.97	82.54

The compensation policy for the Company’s directors and executive officers is primarily tied to the financial performance of the business and not specifically to Share performance. The performance criteria are based on the Company’s relative Shareholder return as compared to a peer index. As a result, the trend shown in the above graph does not necessarily correspond to the Company’s compensation to its executive officers for the same period.

Summary Compensation Table

The following table sets forth all compensation for each NEO for services rendered in all capacities to the Company for the financial years ended December 31, 2017, 2016 and 2015. The Company does not have any pension plans, long-term non-equity incentive plans or deferred compensation plans. In addition, the Company does not currently have any plans or arrangements in place that provide for Share-based awards.

Name and Principal Position	Year	Salary	Share- Based Awards	Option-Based Awards(1)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long- Term Incentive Plans
		($)	($)	($)	($)	($)	($)	($)	($)
Michael Gorenstein, Chairman, President and Chief Executive Officer	2017	266,932(2)	Nil	2,644,750	Nil	Nil	Nil	Nil	2,911,682
	2016	174,664(3)	Nil	719,639	Nil	Nil	Nil	Nil	894,303
	2015	Nil	Nil	Nil	Nil	Nil	Nil	6,000(4)	6,000
William Hilson, Chief Financial Officer(5)	2017	150,000	Nil	29,083	Nil	Nil	Nil	Nil	179,083
	2016	64,947	Nil	245,895	Nil	Nil	Nil	Nil	310,842
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Hsu, Operations Consultant(6)	2017	240,512(7)	Nil	1,665,975	Nil	Nil	Nil	Nil	1,906,487
	2016	147,941	Nil	114,360	Nil	Nil	Nil	Nil	260,301
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Jacobson, Vice President of Business Development(8)	2017	156,000	Nil	334,198	Nil	Nil	Nil	Nil	490,198
	2016	39,231	Nil	60,528	Nil	Nil	Nil	Nil	99,760
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Xiuming Shum, General Counsel(9)	2017	76,099	Nil	305,948	Nil	Nil	Nil	Nil	360,173
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)

Fair value of the options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk free interest rate; (ii) expected life of options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black-Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

(2)	Based on a salary of US$200,000. Salary was remitted in Canadian dollars at the prevailing exchange rate at the time of payment.
(3)	Remitted in United States dollars. Mr. Gorenstein’s salary was converted to Canadian dollars based on the prevailing exchange rate at the time of payment.
(4)

Amounts represent director’s fees paid to Mr. Gorenstein who served as a director of the Company prior to his appointment as CEO on May 13, 2016. Since his appointment as CEO, Mr. Gorenstein has not received any compensation for his service as a director of the Company.

(5)	Mr. Hilson was engaged as Chief Financial Officer effective October 10, 2016.
(6)	Mr. Hsu was engaged as an Operations Consultant effective June 4, 2016.
(7)

Remitted in United States dollars at the prevailing exchange rate at the time of payment. Mr. Hsu’s salary was converted to Canadian dollars based on an annual average exchange rate of US$1.00 = C$1.2986, as reported on the Bank of Canada website. Includes certain expenses incurred by Mr. Hsu and reimbursed by the Company in relation to a United States health insurance plan.

(8)

Mr. Jacobson was appointed as Vice President of Business Development at Cronos Group on October 24, 2017. Mr. Jacobson was an employee of Peace Naturals Project Inc. at the time of its acquisition by Cronos Group Inc. on September 6, 2016; Mr. Jacobson’s 2016 compensation reflects compensation earned as an employee of Peace Naturals Project Inc. between September 6, 2016 and December 31, 2016.

(9)	Ms. Shum was originally engaged by the Company as a consultant as of August 21, 2017 and was appointed as General Counsel effective October 1, 2017.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the details regarding all option-based and Share-based awards outstanding for each NEO as at December 31, 2017.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Michael Gorenstein	487,500	0.50	August 5, 2021	4,504,500	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	10,212,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	8,580,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	3,660,000	Nil	Nil	Nil
William Hilson	487,500	1.23	October 6, 2021	4,148,625	Nil	Nil	Nil
	25,000	2.42	August 23, 2022	183,000	Nil	Nil	Nil
David Hsu	487,500	0.50	August 5, 2021	4,504,500	Nil	Nil	Nil
	500,000	3.14	April 12, 2022	3,300,000	Nil	Nil	Nil
	750,000	2.42	August 23, 2022	5,490,000	Nil	Nil	Nil
Jeffrey Jacobson	120,000	1.23	October 6, 2021	1,021,200	Nil	Nil	Nil
	20,000	3.14	April 12, 2022	132,000	Nil	Nil	Nil
	260,000	2.42	August 23, 2022	1,903,200	Nil	Nil	Nil
Xiuming Shum	263,000	2.42	August 23, 2022	1,925,160	Nil	Nil	Nil

Notes:

(1)	Based on the closing price of the Shares on the TSX on December 29, 2017, being $9.74 per Share, and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of option-based and Share-based awards for each NEO for the financial year ended December 31, 2017.

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year
	($)	($)	($)
Michael Gorenstein	806,214	Nil	Nil
William Hilson	166,513	Nil	Nil
David Hsu	395,547	Nil	Nil
Jeffrey Jacobson	79,817	Nil	Nil
Xiuming Shum	39,012	Nil	Nil

Notes:

(1)	All options vested immediately upon issue.

2015 Option Plan

The Board has adopted, and Shareholders will be asked to approve a new stock option plan, the 2018 Option Plan, pursuant to which Options may be granted to certain directors, officers, key employees and service providers of the Company. The 2018 Option Plan replaces the 2015 Option Plan, which was last approved by Shareholders on June 28, 2017.

In connection with adoption of the 2018 Option Plan and subject to the approval of the 2018 Option Plan by Shareholders at the Meeting, the Board will not issue further options under the 2015 Option Plan. The last grant of options under the 2015 Option Plan was made on May 18, 2018. Options granted under the 2015 Option Plan shall continue to be governed by the terms of the 2015 Option Plan, and options outstanding under the 2015 Option Plan that expire unexercised shall not be available for re-issuance.

The following is a summary of the 2015 Option Plan, and is qualified in its entirety by the full text of the 2015 Option Plan which is available on the Company’s profile on SEDAR at www.sedar.com.

The 2015 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares reserved for issuance upon the exercise of options could not exceed 10% of the issued and outstanding Shares at the time of any option grant (on a non-diluted basis). Options were issuable pursuant to the 2015 Option Plan to employees, directors, senior officers and consultants of the Company or any of its subsidiaries. As at May 28, 2018, options to acquire up to 12,886,245 Shares were outstanding under the 2015 Option Plan.

The 2015 Option Plan is administered by the Board. Options that were issued under the 2015 Option Plan are non-assignable and non-transferable. Options granted under the 2015 Option Plan are exercisable for a period of up to five years from the date of grant. The exercise price of options granted under the 2015 Option Plan was fixed by the Board and could not be less than the closing price as reported by the TSX Venture Exchange (“TSX-V”) or other published market upon which the Shares are quoted or traded, on the day immediately preceding the day upon which the Option is granted, less a discount of up to 25% from such price, subject to a minimum exercise price allowed by the TSX-V. Shares were not issued on the exercise of options granted under the 2015 Option Plan until they were fully paid for. Other terms and conditions of options granted under the 2015 Option Plan, including vesting, were determined by the Board and set out in an option agreement between the Company and each participant.

Subject to applicable regulatory approvals, the 2015 Option Plan and any options granted under the 2015 Option Plan may be amended or terminated by the Board at any time, provided that no such action shall, without the consent of the participant, in any manner adversely affect the participant’s rights under any options theretofore issued under the 2015 Option Plan. Pursuant to this provision, on May 18, 2018, the Board approved amendments to the terms of all outstanding option grants under the 2015 Option Plan to reflect certain of the provisions of the 2018 Option Plan. Specifically, the option grants were amended to incorporate the automatic extension of the expiry date of an Option where the original expiry date of an Option falls during a trading black-out period, the termination of employment and change of control provisions of the 2018 Option Plan and the addition of SARs.

2018 Option Plan

For a description of the 2018 Option Plan, see “Matters to be Acted Upon – Approval of 2018 Option Plan”.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Employment Agreements for the NEOs

The Company entered into an employment agreement (the “Gorenstein Agreement”) dated August 10, 2016 with Michael Gorenstein. Pursuant to the Gorenstein Agreement, Mr. Gorenstein acts in the capacity of President and CEO of the Company. The Gorenstein Agreement provides for a salary of US$200,000 per year for acting in such capacity plus reimbursement for all reasonable fees and dues for professional associations or memberships, reasonable professional services expenses incurred in respect of his employment, as well as all out-of-pocket expenses incurred in connection with Mr. Gorenstein’s duties. Mr. Gorenstein is also eligible to participate in any Company employee benefit plan, program or arrangement and to receive an annual bonus as a lump sum cash payment and/or annual options to purchase Shares within 90 days following the end of each calendar year. Such bonus is at the discretion of the Board and shall be conditional upon Mr. Gorenstein’s performance and such factors as increase in Share price, growth in net asset value, growth of the Company, balance sheet position, and such other considerations as the Compensation Committee may establish in its sole discretion.

The Company’s wholly-owned subsidiary, Peace Naturals Project Inc., entered into a financial advisory services agreement (the “Hilson Agreement”) dated October 1, 2015 with Hillhurst Management Inc. Pursuant to the Hilson Agreement and as agreed to by the Company, Mr. Hilson provides financial advisory services in the capacity of Chief Financial Officer of the Company. Mr. Hilson receives a monthly fee of $12,500 for services provided to the Company for acting in such capacity plus reimbursement for all reasonable expenses incurred in connection with Mr. Hilson’s duties.

The Company entered into a management consulting agreement (the “Hsu Agreement”) dated October 27, 2016 with D Hsu Ventures LLC. Pursuant to the Hsu Agreement, Mr. Hsu acts as an Operations Consultant for the Company. The Hsu Agreement provides for a fee of US$175,000 per year for acting in such capacity plus reimbursement for all reasonable expenses actually and properly incurred by Mr. Hsu in providing consulting services to the Company, including business entertainment, travel and other similar items, and any pre-approved professional fees and professional courses. Mr. Hsu was entitled to one-time payment of US$25,000 upon execution of the Hsu Agreement.

The Company’s wholly-owned subsidiary, Hortican Inc., entered into an employment agreement (the “Jacobson Agreement”) dated October 24, 2017 with Jeffrey Jacobson. Pursuant to the Jacobson Agreement, Mr. Jacobson acts in the capacity of Vice President of Business Development of the Company. The Jacobson Agreement provides for a salary of $180,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Mr. Jacobson from time to time in connection with performance of his duties. In addition, Mr. Jacobson is eligible to receive an annual bonus, as well as option grants, each determined by the Company at its sole discretion. Mr. Jacobson is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board.

The Company’s wholly-owned subsidiary, Hortican Inc., entered into an employment agreement (the “Shum Agreement”) dated May 16, 2017 with Xiuming Shum. Pursuant to the Shum Agreement, Ms. Shum acts in the capacity of General Counsel and Corporate Secretary of the Company. The Shum Agreement provides for a salary of $175,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Ms. Shum from time to time in connection with performance of her duties. In addition, Ms. Shum is eligible to receive an annual bonus, as well as option grants, each determined by the Company at its sole discretion. Ms. Shum is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board. Ms. Shum was entitled to a one-time payment of GBP 8,200 (approximately $14,400) upon execution of the Shum Agreement.

Termination and Change of Control Benefits

If a NEO is terminated without cause, the Company may be obligated to make payments or provide benefits to the NEO. Actions constituting “cause” include (i) the failure to perform his or her duties in a manner satisfactory to the Board, (ii) engagement in any act that is materially harmful to the Company, (iii) engagement in any illegal or dishonest behavior that benefits the NEO to the detriment of the Company, (iv) failure to abide by resolutions of the Board, and (v) failure to abide by corporate policies, procedures or codes of conduct.

Gorenstein Agreement

Upon termination without cause, the Company would be required to pay Mr. Gorenstein a pro-rated bonus for the period worked in the year of the termination, to be determined by the Company, acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. In addition, Mr. Gorenstein would be entitled to a separate severance payment equal to one year’s base salary plus a bonus to be determined by the Company acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. Mr. Gorenstein would remain eligible to participate in any group benefits plan of the Company for a period of 12 months following the date of termination without cause, subject to the plan terms and the agreement of the insurer.

In the case that Mr. Gorenstein’s employment is terminated without cause by the Company between four months prior to, or 12 months following, a change of control, or Mr. Gorenstein resigns effective within four to twelve months following a change of control then, in addition to the other entitlements described above, Mr. Gorenstein’s severance entitlement would be doubled to an amount equal to two years’ base salary plus bonus (determined in accordance with the foregoing paragraph), and any options previously granted that had not yet vested would immediately vest.

Had Mr. Gorenstein been terminated on December 31, 2017, the Company would have been required to pay Mr. Gorenstein US$200,000 plus a discretionary bonus amount in respect of the period worked in the year of the termination, as well as a discretionary severance bonus, each determined in accordance with the foregoing paragraphs. If such termination occurred between four months prior to, or 12 months following, a change of control, the Company would have been required to pay Mr. Gorenstein US$400,000 plus a discretionary bonus amount, determined in accordance with the foregoing paragraphs

Hilson Agreement

In the event that Mr. Hilson’s engagement is terminated in connection with a change of control, Mr. Hilson is entitled to an early termination fee of $30,000. Mr. Hilson is not entitled to any payments or benefits upon termination in the absence of a change of control.

Had Mr. Hilson been terminated in connection with a change on control on December 31, 2017, the Company would have been required to pay Mr. Hilson $30,000.

Jacobson Agreement

Upon termination, the Company would be required to pay Mr. Jacobson a severance payment equal to one month of salary ($15,000) per year of continuous service (based on a start date of April 1, 2013), up to a maximum of nine months ($135,000). Mr. Jacobson is not entitled to any additional payments or benefits upon termination in connection with a change of control, beyond those set out above.

Had Mr. Jacobson been terminated on December 31, 2017, the Company would have been required to pay Mr. Jacboson approximately $60,000 (whether or not in connection with a change of control).

Neither the Hsu Agreement, nor the Shum Agreement provides for any payments or benefits upon a termination without cause or in connection with a change of control of the Company.

DIRECTOR COMPENSATION

There were no standard or other arrangements under which independent directors of the Company were compensated in their capacity solely as directors during the financial year ended December 31, 2017. Certain consultants of the Company who were also directors of the Company received compensation in their capacity as consultants to the Company.

Directors who are executive officers of the Company or who are not otherwise “independent” for the purposes of NI 52-110 will not receive any compensation, other than options, for serving as directors or for serving on any committees of directors.

Director Summary Compensation Table

The following table sets forth the information concerning the compensation earned by non-employee directors of the Company during the financial year ended December 31, 2017.

Name(1)(2)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jason Adler	Nil	Nil	2,644,750	Nil	Nil	Nil	2,644,750
Alan Friedman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Krestell	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Mr. Gorenstein, the Chairman, President and CEO of the Company, did not receive compensation for his service as a member of the Board. Please refer to “Statement of Executive Compensation” for specifics of the compensation provided to Mr. Gorenstein for the year ended December 31, 2017.

(2)	Mr. Rudyk was appointed as a director of the Company on February 1, 2018 and as Lead Director effective May 18, 2018.
(3)

Fair value of the options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk free interest rate; (ii) expected life of options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black-Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

Incentive Plan Awards

All directors were entitled to participate in the 2015 Option Plan. During the financial year ended December 31, 2017, 1,800,000 options to purchase Shares were granted to, and 207,841 options to purchase Shares were exercised by, non-employee directors under the 2015 Option Plan. As at December 31, 2017, under the 2015 Option Plan, the Company had outstanding options to purchase an aggregate of 11,603,750 Shares, of which 3,332,667 were issued to non-employee directors.

As discussed herein, if the 2018 Option Plan Resolution receives the requisite approval, the Company expects to discontinue grants under the 2015 Stock Option Plan, and options currently outstanding under the 2015 Option Plan will remain outstanding and either be exercised, expire or otherwise terminated in accordance with their terms. For further information regarding the Option Plan, see “Statement of Executive Compensation – Incentive Plan Awards – 2015 Option Plan”.

Outstanding Option-Based and Share-Based Awards

The following table sets forth the information concerning all option-based and Share-based awards outstanding for each non-employee director of the Company as at December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name(1)	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(2) ($)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)
Jason Adler	83,334	0.50	August 5, 2021	770,006	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	10,212,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	8,580,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	3,660,000	Nil	Nil	Nil
Alan Friedman	83,000	1.23	October 6, 2021	706,330	Nil	Nil	Nil
Michael Krestell	83,333	0.50	August, 5, 2021	769,997	Nil	Nil	Nil
	83,000	1.23	October 6, 2021	706,330	Nil	Nil	Nil

Notes:

(1)	Mr. Rudyk was appointed to the Board effective February 1, 2018.
(2)	Based on the closing price of the Shares on the TSX-V on December 29, 2017, being $9.74 per Share, and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of option-based and Share-based awards for each non-employee director of the Company for the financial year ended December 31, 2017.

Name(1)	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Jason Adler	594,868	Nil	Nil
Alan Friedman	148,042	Nil	Nil
Michael Krestell	71,295	Nil	Nil

Notes:

(1)	Mr. Rudyk was appointed to the Board effective February 1, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of securities to be issued upon exercise of outstanding options, the weighted average exercise summary information regarding the Company’s equity compensation plans as of December 31, 2017.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining Available for future issuance Under equity compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	11,603,750 (1)	$2.05	3,332,310(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,603,750	$2.05	3,332,310

Notes:

(1)	Shares to be issued on the exercise of outstanding options governed by the 2015 Option Plan.
(2)	Based on 10% of the 149,360,603 Shares issued and outstanding as of December 31, 2017.

The following table sets forth the annual burn rate, calculated in accordance with the TSX Company Manual, in respect of each of the equity compensation plans for each of the three most recently completed years:

	2017(2)	2016(2)	2015(2)
2018 Option Plan(1)	N/A	N/A	N/A
2015 Option Plan	4.75%	7.01%	0.00%

Notes:

(1)	No Options have been granted under the 2018 Option Plan, which Shareholders will be asked to approve at the Meeting.
(2)	The annual burn rate is calculated as follows and expressed as a percentage:

Number of Options granted under the specific plan during the applicable fiscal year

Weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, is, or has been at any time since the beginning of the Company’s most recently completed financial year, indebted to the Company or any of its subsidiaries, either in connection with the purchase of Company securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information, is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2017 and related management’s discussion and analysis.

Copies of these documents are available without charge from the Company by request to Investor Relations at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, or by e-mail request to investor.relations@thecronosgroup.com, or by referring to the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to Shareholders, to each director of the Company, to the auditors of the Company and to the appropriate governmental and regulatory agencies have been approved by the Board.

Schedule A

Change of Auditor Reporting Package

(see attached)

Change of Auditor Reporting Package

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

TO:	MNP LLP

AND TO:	KPMG LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Cronos Group Inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-1 02 – Continuous Disclosure Obligations (“NI 51-102”) and confirms that as follows:

1.

Effective May 18, 2018, MNP LLP (the “Former Auditor”), at the request of the Company, resigned as the Company’s auditors and KPMG LLP (the “Successor Auditor”) was appointed as auditors of the Company for the financial year ended December 31, 2018, subject to ratification by the shareholders of the Company at the annual and special meeting of shareholders of the Company to be held on June 28, 2018.

2.	The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor were considered by the Audit Committee and approved by the Board of Directors of the Company.

3.

The auditor’s report of the Former Auditor on the annual financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial statements ended December 31, 2017 and 2016, did not express any modified opinion.

4.

In the opinion of the Company, there have been no reportable events as such term is defined in Section 4.11 of NI 51-102 (including disagreements, consultations or unresolved issues) in connection with the audits for the two most recent financial years ended December 31, 2017 and 2016.

Dated this 18th day of May, 2018

/s/ William Hilson
William Hilson
Chief Financial Officer

May 18, 2018

TO:	Cronos Group Inc. (the “Company”)
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/ Mesdames:

RE:	Change of Auditor Notice under Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102)

As required by the National Instrument 51-102, we acknowledge receipt of the Company’s Notice of Change of Auditor (the “Notice”), dated May 18, 2018.

We have reviewed the Notice and, based on our knowledge, agree with the statements contained therein.

Yours truly,

/s/ MNP LLP
MNP LLP

KPMG LLP

100 New Park Place, Suite 1400

Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

To

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

May 25, 2018

Dear Sir/Madam

Re: Notice of Change of Auditors of Cronos Group Inc.

We have read the Notice of Cronos Group Inc. dated May 18, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 25, 2018

Vaughan, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Schedule B

By-law No. 5

(repealing and replacing By-Law No. 3 and By-Law No. 4)

A by-law relating generally to the conduct of the affairs of

CRONOS GROUP INC.

(hereinafter called the “Corporation”)

BE IT ENACTED and it is hereby enacted as a by-law of the Corporation as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this by-law of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act (Ontario) or any statute which may be substituted therefor, including the regulations made thereunder as amended from time to time;

“Applicable Securities Laws” means the applicable securities legislation in Canada, the United States and any other relevant jurisdiction, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority;

“appoint” includes “elect” and vice versa;

“Articles” means the original or restated articles of incorporation or articles of amendment, amalgamation, continuance, arrangement or revival of the Corporation;

“Board” means the board of directors of the Corporation;

“By-laws” means this by-law and all other by-laws of the Corporation in force and effect from time to time, and any amendments which may be made to such by-laws from time to time;

“Director” means a member of the Board;

“entity” means a body corporate, a partnership, a trust, a joint venture or an unincorporated association or organization;

“meeting of shareholders” or “Shareholders Meeting” means an annual meeting of shareholders and a special meeting of shareholders;

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“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Legislation Act, 2006 (Ontario);

“person” includes any individual, body corporate, partnership, trust, joint venture or unincorporated organization or association;

“recorded address” means:

(a)	in the case of a shareholder, his or her address as recorded in the securities register of the Corporation;

(b)	in the case of joint shareholders, the address appearing in the securities register of the Corporation in respect of the joint holding or the first address so appearing if there is more than one;

(c)	in the case of an officer, auditor or member of a committee of the Board, his or her latest address as recorded in the records of the Corporation; and

(d)	in the case of a Director, his or her latest address as recorded in the most recent notice filed under the Corporations Information Act (Ontario),

“special meeting” includes a meeting of any class or classes of shareholders, and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

1.2	Interpretation

(a)	Unless otherwise defined herein, the defined terms set out in the Act have the same meanings when used in this By-law.

(b)	For the purposes of this By-law:

(i)	the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(ii)	the word “or” is not exclusive;

(iii)	the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this By-law as a whole;

(iv)	whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate; and

(v)	whenever the masculine is used herein, the same shall include the feminine, and whenever the feminine is used herein, the same shall include the masculine, where appropriate.

(c)	Unless the context otherwise requires, references herein:

(i)	to sections mean the sections of this By-law;

(ii)

to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and

(iii)	to a statute, including the Act, means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

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ARTICLE 2

MEETINGS OF SHAREHOLDERS

2.1	Place of Meetings

All meetings of the shareholders shall be held at such place in or outside Ontario as the Board determines or, in the absence of such a determination, at the place stated in the notice of meeting, or, if no place is stated in the notice of meeting, at the registered office of the Corporation.

2.2	Annual Meetings

The annual meeting of the shareholders for the election of Directors, consideration of the financial statements, the reappointment of the incumbent auditor, if any, and for the transaction of ordinary business or special business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board and stated in the notice of the meeting.

2.3	Special Meetings

Special meetings of shareholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board or requisition by shareholders in accordance with the Act. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

2.4	Fixing the Record Date

In order that the Corporation may determine the shareholders entitled to notice of any meeting of shareholders or any adjournment thereof, the Board may fix a record date, which date shall be not more than 60 nor less than 30 days before the date of such meeting, and notice of any record date shall be given not less than seven days before the record date, by newspaper advertisement in the manner provided by the Act and as required by any relevant stock exchange. If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of a meeting of shareholders shall be at the close of business on the day before the date on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. A determination of shareholders entitled to notice of a meeting of shareholders shall apply to any adjournment of the meeting; provided however, that the Board may fix a new record date for the determination of shareholders entitled to vote at the adjourned meeting, and, in such case, it shall comply with the Act and this By-law in setting such date.

In order that the Corporation may determine the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the shareholders entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 50 days before such action. If no record date is fixed, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board passes the resolution relating thereto.

2.5	Adjournments

The chair presiding at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting from time to time and from place to place subject to this Section 2.5. Any meeting of the shareholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any. If the adjournment is for less than 30 days, the Corporation need not give notice of the adjourned meeting other than by announcement at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each shareholder entitled to vote at the meeting using the same process for an original notice of meeting. If after the adjournment a new record date is fixed for shareholders entitled to vote at the adjourned meeting, the Board shall give notice of the new record date and notice of the adjourned meeting to each shareholder entitled to vote at the adjourned meeting in accordance with the

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Act and this By-law. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

2.6	Notice of Meetings

Notice of the place, if any, date, hour, and means of remote communication, if any, of every meeting of shareholders shall be given by the Corporation not less than 21 days, and not more than 50 days before the meeting to every shareholder entitled to vote at the meeting as of the record date, to each Director, and to the Corporation’s auditor, if any. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called in sufficient detail to permit the shareholder to form a reasoned judgment on special business, and include the text of any special resolution or by-law to be submitted at the meeting. Except as otherwise provided herein or permitted by applicable law, notice to shareholders shall be in writing and delivered personally or mailed to the shareholders at their recorded address. Without limiting the manner by which notice otherwise may be given effectively to shareholders, notice of meetings may be given to shareholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any shareholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is unlawfully called. Any shareholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

2.7	Quorum

Quorum for any meeting of shareholders shall be shareholders, personally present or represented by proxy, holding no less than 33 1/3% of the outstanding shares of the applicable class of shares. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the shareholders present may determine, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business and the provision of this by-law with regard to notice shall apply to such adjournment.

2.8	Conduct of Meetings

At every meeting of shareholders, the chair of the Board, or in his or her absence or inability to act, the vice-chair of the Board, or, in his or her absence or inability to act, the individual whom the Chief Executive Officer appoints, shall act as chairperson of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the individual whom the meeting’s chairperson appoints as secretary of the meeting, shall act as secretary and keep the meeting’s minutes. The chairperson of any shareholders’ meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include: (a) establishing an agenda or order of business for the meeting; (b) determining when the polls shall open and close for any given matter to be voted on at the meeting; (c) establishing rules and procedures for maintaining order at the meeting and the safety of those present; (d) limiting attendance at or participation in the meeting to registered shareholders of the corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (e) restricting entry to the meeting after the time fixed for the commencement thereof; and (f) limiting the time allotted for participants’ questions or comments.

2.9	Voting; Proxies

Unless otherwise required by law, the election of Directors shall be by show of hands unless a ballot is demanded in which case such election shall be by ballot. Unless otherwise required by law, the Articles, or this By-law, any matter, other than the election of Directors, brought before any meeting of shareholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. In the case of an equality of votes on a show of hands, a ballot or the results of telephonic or electronic voting, the chairperson of the meeting shall not have a second or casting vote in addition to an original vote as a shareholder. Voting at meetings of shareholders need not be by written ballot, except where a

4

ballot is demanded by a shareholder or proxy holder entitled to vote at the meeting. Each shareholder entitled to vote at a meeting of shareholders or to express approval of any resolution in writing may authorize another person or persons to act for such shareholder by proxy, but no such proxy shall be voted or acted upon except at the meeting in respect of which it is given or any adjournment thereof. A proxy may be revoked before the meeting. A shareholder may revoke any proxy by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited.

2.10	Omissions and Errors

The accidental omission to give any notice to any shareholder, Director, officer, member of a committee of the Board or auditor, the non-receipt of any notice by any such person where the Corporation has provided notice in accordance with the By-laws, or any error in any notice not affecting its substance, shall not invalidate any action taken at any meeting to which the notice pertained or otherwise founded on such notice.

ARTICLE 3

DIRECTORS

3.1	Powers of the Board

The Board shall manage, or supervise the management of, the business and affairs of the Corporation.

3.2	Fees and Expenses

The remuneration to be paid to the Directors shall be such as the Board shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the Board. The Directors may also award special remuneration to any director undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director by the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required. The Directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefore.

3.3	Place of Board Meetings

All meetings of the Board may be held at any place within or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the Board need not be held within Canada.

3.4	Regular Meetings

The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each Director forthwith after being passed, and no further notice shall be required for any such regular meeting expect where the act requires the purpose thereof or the business to be transacted thereat to be specified.

3.5	Calling of Meetings

Meetings of the Board shall be held from time to time at such place, on such day and at such time as the Board, the chairperson of the Board or any two Directors may determine. Meetings are called by the chairperson of the Board or by the secretary upon being asked to call such a meeting.

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3.6	Notice of Meetings

Except as set out in Section 3.4, the notice stating the time and place of a meeting of the Board and the general nature of any business to be transacted at the meeting shall be given to each Director at least 48 hours before the meeting is to occur.

3.7	Telephone Meetings.

Board meetings or meetings of any committees of the Board may be held by means of telephonic, electronic or other communication facility that permits all participants to communicate with each other simultaneously and instantaneously, and such participation by a Director or a member of a committee in a meeting shall constitute presence in person at such meeting.

3.8	Adjourned Meetings.

A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each Director, whether or not present at the time of the adjournment. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

3.9	Notices

Unless otherwise stated in these By-laws, whenever notice is required to be given to any Director by applicable law, the Articles or this By-law, such notice shall be deemed to be given effectively if given in person, by telephone, by facsimile, e-mail or by other means of electronic transmission or by overnight courier to the Director’s recorded address.

3.10	Waiver of Notice

Whenever notice to Directors is required by applicable law, the Articles or this By-law, a waiver thereof, in writing signed by the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was unlawfully called. Neither the business to be transacted at, nor the purpose of, any regular or ad hoc meeting of the Board or committee of the Board need be specified in any waiver of notice.

3.11	Organization

At each meeting of the Board, the chair of the Board or, in his or her absence, another Director selected by the Board shall preside. The secretary shall act as secretary at each meeting of the Board. If the secretary is absent from any meeting of the Board, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.12	Quorum of Directors

A majority of the number of Directors shall constitute a quorum for the transaction of business at any Board meeting. If the Board has fewer than three Directors, all Directors must be present to constitute a quorum.

3.13	Majority Vote

Except as otherwise expressly required by this By-law, the Articles or the Act, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board. In the case

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of an equality of votes, the chairperson of the meeting shall not have a second or casting vote in addition to his or her original vote as a Director.

3.14	Resolution in Writing of Board

Unless otherwise restricted by the Articles or this By-law, any resolution required or permitted to be passed at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or committee members, as the case may be, entitled to vote thereon consent thereto in writing, and the writings are filed with the minutes of proceedings of the Board or committee in accordance with the Act.

3.15	Committees of the Board

The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting shall vote on any matter. Any such committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation to the extent authorized by the Board and subject to the limitations in the Act.

3.16	Duties of Directors and Officers

Every Director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.17	Limitation of Liability

Subject to the Act, no Director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other Director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto. Nothing herein shall relieve any Director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

3.18	Indemnity

(a)         To the fullest extent permitted by law, the Corporation shall indemnify a Director or officer of the Corporation, a former Director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer (or an individual acting in a similar capacity) of another entity, against all liability, costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)         The Corporation shall advance monies to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 3.18(a). The individual shall repay the monies if he or she does not fulfill the conditions of Section 3.18(c).

(c)         The Corporation shall not indemnify an individual under Section 3.18(a) unless he or she (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the

7

Corporation’s request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(d)         The Corporation shall also indemnify the individual referred to in Section 3.18(a) in such other circumstances as the Act or the law permits or requires.

(e)         Nothing in this By-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this By-law, including under contract, insurance, applicable law or otherwise.

ARTICLE 4

ADVANCE NOTICE FOR NOMINATION OF DIRECTORS

4.1	Limitation on Nominations of Directors

Subject only to the Act and the Articles, only individuals who are nominated in accordance with the procedures set out in this ARTICLE 4 and who, at the discretion of the Board, satisfy the qualifications of a Director as set out in the Act shall be eligible for election as Directors of the Corporation.

4.2	Nomination Procedures

Nominations of individuals for election to the Board may be made at any annual Shareholders Meeting or at any special Shareholders Meeting if one of the purposes for which the special Shareholders Meeting was called was the election of directors. Such nominations may be made in the following manner:

(a)

by or at the direction of the Board, including pursuant to a notice of meeting, including, for clarity, any nominees of a shareholder who are proposed by the Board for election in the notice of meeting, whether pursuant to an agreement with such shareholder or otherwise;

(b)

by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of the notice provided below in Section 4.3 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Section 4.3.

4.3	Nominations by a Nominating Shareholder

(a)        In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation. To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

(i)

in the case of an annual Shareholders Meeting, not less than 30 nor more than 65 days prior to the date of the annual Shareholders Meeting; provided, however, that in the event that the annual Shareholders Meeting is to be held on a date that is less than 50 days after the date on which the first public announcement by the Corporation by press release (the “Notice Date”) of the date of the annual Shareholders Meeting was made, notice by the

8

Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(ii)

in the case of a special Shareholders Meeting (which is not also an annual Shareholders Meeting) called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement by the Corporation by press release of the date of the special Shareholders Meeting was made.

(b)        In no event shall any adjournment or postponement of a Shareholder Meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(c)        To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth:

(i)	the identity of the Nominating Shareholder and the number of voting securities held by the Nominating Shareholder;

(ii)

if the Nominating Shareholder is not the beneficial owner of all of those voting securities, the identity of the beneficial owner and the number of voting securities beneficially owned by that beneficial owner;

(iii)	with respect to the Nominating Shareholder and, if applicable, any beneficial owner, the following:

(A)

the class or series and number of any securities in the capital of the Corporation which are controlled, or over which control or direction is exercised, directly or indirectly, by the Nominating Shareholder or beneficial owner, and each person acting jointly or in concert with any of them (and for each such person any options or other rights to acquire shares in the capital of the Corporation, any derivatives or other securities, instruments or arrangements for which the price or value or delivery, payment or settlement obligations are derived from, referenced to, or based on any such shares, and any hedging transactions, short positions and borrowing or lending arrangements relating to such shares) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(B)

any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which the Nominating Shareholder or beneficial owner has a right to vote any shares in the capital of the Corporation on the election of directors;

(C)

in the case of a special Shareholders Meeting called for the purpose of electing Directors, a statement as to whether the Nominating Shareholder or beneficial owner intends to send an information circular and form of proxy to any shareholders of the Corporation in connection with the individual’s nomination; and

(D)

any other information relating to the Nominating Shareholder or beneficial owner that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws; and

9

(E)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a Director:

(I)	the name, age, business address and residential address of the individual;

(II)	the principal occupation or employment of the individual;

(III)

the class or series and number of securities in the capital of the Corporation which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by such individual as of the record date for the Shareholders Meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(IV)

any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular or other filings to be made in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws.

(d)        A Nominating Shareholders’ notice to the Secretary of the Corporation must also state:

(i)

whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent Director of the Corporation under sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Securities and Exchange Act of 1934, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation; and

(ii)

whether, with respect to the Corporation, the proposed nominee has a “material relationship” as defined in NI 52-110 or one or more of the relationships described in sections 1.4(3) or 1.5 of NI 52-110, sections 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules and the commentary relating thereto and Rule 10A-3(b) under the Securities and Exchange Act of 1934, as well as any other applicable independence criterion of a stock exchange or regulatory authority that may be applicable to the Corporation.

(e)        The Corporation may require any proposed Director nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed Director nominee to serve as an independent Director of the Corporation or that could be material to a reasonable shareholder of the Corporation’s understanding of the independence, or lack thereof, of such proposed Director nominee.

(f)        In addition to the provisions of this ARTICLE 4, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

(g)        Except as otherwise provided by the special rights or restrictions attached to the shares of any class or series of the Corporation, no individual shall be eligible for election as a Director of the Corporation unless nominated in accordance with the provisions of this ARTICLE 4; provided, however, that nothing in this ARTICLE 4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of Directors) at a Shareholders Meeting of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any

10

proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. A duly appointed proxyholder of a Nominating Shareholder shall be entitled to nominate at a Shareholders Meeting the Directors nominated by the Nominating Shareholder, provided that all of the requirements of this ARTICLE 4 have been satisfied. If the Nominating Shareholder or its duly appointed proxyholder does not attend at the Shareholders Meeting to present the nomination, the nomination shall be disregarded notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(h)        In addition to the provisions of this ARTICLE 4, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, Applicable Securities Laws and applicable stock exchange rules regarding the matters set forth herein.

(i)        Notwithstanding any other provision of this ARTICLE 4, notice given to the secretary of the Corporation may only be given by personal delivery, and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery shall be deemed to have been made on the subsequent day that is a business day.

(j)        Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this ARTICLE 4.

(k)        For greater certainty, nothing in this ARTICLE 4 shall limit the right of the Directors to fill a vacancy among the Directors in accordance with these By-laws.

ARTICLE 5

OFFICERS

5.1	Positions and Election

The powers and duties of the officers of the Corporation shall be as provided from time to time by resolution of the Board. In the absence of such resolution, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to the Corporation, subject to the control of the Board.

5.2	Term

Each officer of the Corporation shall hold office until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal. Any officer elected or appointed by the Board may be removed by the Board at any time with or without cause by resolution of the Board. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board.

5.3	Duties of Officers May be Delegated

In case any officer is absent or for any other reason that the Board may deem sufficient, the president or the Board may delegate for the time being the powers or duties of such officer to any other officer or to any Director.

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ARTICLE 6

SHARES, SHARE CERTIFICATES AND THEIR TRANSFER

6.1	Issuance of Shares

Subject to the Act, shares in the capital of the Corporation may be allotted and issued by resolution of the Board at such time and on such terms and conditions and to such persons or class or classes of persons as the Board determines provided that no share shall be issued until it is fully paid as provided by the Act.

6.2	Certificates Representing Shares

(a)        The shares of the Corporation shall be represented by certificates except where the Board provides by resolution or resolutions that some or all of any class or series shall be uncertificated shares. Share certificates, if any, shall be in the form, other than bearer form, approved by the Board.

(b)        Where applicable, certificates representing shares of each class or series shall be signed in the name of the Corporation by: (i) the chair of the Board, any vice-chair, the president or any vice-president; and (ii) the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be electronic signatures. Although any officer, transfer agent or registrar whose manual or electronic signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

6.3	Transfers of Securities

(a)        Securities of the Corporation shall be transferable in the manner prescribed by law and in this By-law. Transfers of securities shall be made on the books of the Corporation only by the registered holder thereof, by such person’s attorney lawfully constituted in writing and, in the case of certificated securities, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of securities shall be valid as against the Corporation for any purpose until it shall have been entered in the securities register of the Corporation by an entry showing from and to whom transferred.

(b)        Subject to the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Company’s records or on the share certificate.

(c)        Subject to the Act, the Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation. By way of enforcement of such lien the Directors may reuse to permit the registration of a transfer of such share.

(d)        If two or more persons are registered as joint holders of any share, the Company shall not be bound to issue more than one certificate, or in the case of an uncertificated security more than one notice, in respect thereof, and delivery of such certificate or notice to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate or notice issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

(e)        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

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6.4	Transfer Agents and Registrars

The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

6.5	Lost, Stolen or Destroyed Certificates

The Board may direct a new certificate or uncertificated security to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of a statutory declaration of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated security, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the Corporation an indemnity bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated security and to charge a reasonable fee for such replacement.

ARTICLE 7

GENERAL PROVISIONS

7.1	Information Available to Shareholders

(a)

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Company’s business which in the opinion of the Directors it would be inexpedient in the interests of the Company to communicate to the public.

(b)

The Directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Company or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Company except as conferred statute or authorized by the Board or by a. resolution of the shareholders.

7.2	Seal

The Corporation may, but need not, have a corporate seal. The seal of the Corporation (if any) shall be in such form as shall be approved by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board.

7.3	Execution of Documents

All contracts of the Corporation shall be executed on behalf of the Corporation by: (a) the president or any vice-president; (b) such other officer or employee of the Corporation authorized in writing by the president, with such limitations or restrictions on such authority as he or she deems appropriate; or (c) such other person as may be authorized by the Board, and, if required, the seal of the Corporation shall be thereto affixed and attested by the secretary or an assistant secretary.

7.4	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust Corporation or other firm or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers of the Corporation or other individuals as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

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7.5	Voting Rights in Other Bodies Corporate

Any officer or director of the Corporation may execute and deliver proxies and take any other steps as in the officer’s or director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the individuals by whom any particular voting rights or class of voting rights may or shall be exercised.

7.6	Conflict with Applicable Law or Articles

This By-law is enacted subject to any applicable law and the Articles. Whenever this By-law may conflict with any applicable law or the Articles, such conflict shall be resolved in favour of such law or Articles.

7.7	Amendment and Repeal

Subject to the Articles, the Board may, by resolution, make, amend or repeal any By-law. Any such By-law, amendment or repeal shall be effective from the date of the resolution of the Board until the next meeting of shareholders where it may be confirmed, rejected or amended by the shareholders by ordinary resolution. If the By-law, amendment or repeal is confirmed or confirmed as amended by the shareholders, it remains effective in the form in which it was confirmed. Such By-law, amendment or repeal ceases to have effect if it is not submitted to the shareholders at the next meeting of shareholders or if it is rejected by the shareholders at the meeting.

All previous By-laws of the Corporation are repealed as of the coming into force of this By-law. The repeal shall not affect the previous operation of any By-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made under, or the validity of any Articles or predecessor charter documents of the Corporation obtained under, any such By-law before its repeal. All officers and persons acting under the provisions of this By-law, and all resolutions of the shareholders or the Board or a committee of the Board with continuing effect passed under any repealed By-laws shall continue to be good and valid except to the extent inconsistent with this By-law and until amended or repealed.

MADE by resolution of the Directors of the Corporation as of the 31 of January, 2018.

CONFIRMED by the shareholders of the Corporation as of the          of                 , 2018.

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Schedule C

2018 Stock Option Plan

ARTICLE 1

DEFINITIONS

1.1	When used herein, the following terms shall have the following meanings:

“Affiliate” has the meaning given to that term in National Instrument 45-106 – Prospectus and Registration Exemptions, as such instrument may be amended, supplemented or replaced from time to time, subject to the term “issuer” in such instrument being ascribed the same meaning as the term “person” in such instrument.

“Blackout Period” means a period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of an Option.

“Board” means the Board of Directors of Cronos Group Inc.

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Ontario.

“Change of Control” means:

(i)

the consummation of any transaction or series of transactions including any reorganization, recapitalization, statutory share exchange, consolidation, amalgamation, arrangement, merger or issue of voting shares in the capital of the Company, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction or series of transactions becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities in the capital of the entity resulting from such transaction or series of transactions or the entity that acquired all or substantially all of the business or assets of the Company in a transaction or series of transactions described in paragraph (ii) below (in each case, the “Surviving Company”) or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), measured by voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) rather than number of securities (but shall not include the creation of a holding company or other transaction that does not involve any substantial change in the proportion of direct or indirect beneficial ownership of the voting securities of the Company prior to the consummation of the transaction or series of transactions);

(ii)

the direct or indirect sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the business or assets of the Company, taken as a whole, to any Person or group of Persons acting jointly or in concert for purposes of such transaction or series of transactions (other than to any Affiliates of the Company); or

(iii)	Incumbent Directors during any consecutive 12-month period ceasing to constitute a majority of the Board of the Company (for the purposes of this paragraph, an “Incumbent Director” shall

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mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Company).

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

“Committee” means the Compensation Committee of the Board, or such other committee of the Board as is designated by the Board, by way of resolution, adoption of a policy or committee mandate, or otherwise, to administer the Plan from time to time.

“Company” means Cronos Group Inc. and includes any successor corporation thereto.

“Exercise Notice” means a notice in writing, substantially in the form attached hereto as Schedule B, signed by the Participant stating the Participant’s intention to exercise a particular Option or a Share Appreciation Right.

“Exercise Price” means the price at which a Share may be purchased pursuant to the exercise of an Option.

“Exercise Term” means the period of time during which an Option may be exercised.

“Exchange” means the Toronto Stock Exchange, the NASDAQ Global Market or any other stock exchange on which the Shares are listed and posted for trading or quoted.

“Fair Market Value” means, with respect to a particular date, (i) if the Shares are traded on the Toronto Stock Exchange, the closing price as reported by the Toronto Stock Exchange on the immediately preceding trading day and (ii) if the Shares are not traded on the Toronto Stock Exchange, the value as determined by the Board in good faith taking into account applicable legal and tax requirements.

“Insider” has the meaning given to the term “reporting insiders” in National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as such instrument may be amended, supplemented or replaced from time to time.

“Non-Executive Director” means any director of the Company who is neither (i) an employee or officer of the Company nor (ii) a service provider (including a consultant) of the Company (other than in the capacity of a director of the Company).

“Option” means a right which may be granted to a Participant pursuant to the terms of this Plan which allows the Participant to purchase Shares at a set price during a future period.

“Option Certificate” means a signed written agreement evidencing the terms and conditions upon which an Option is granted under this Plan.

“Participants” means those directors, officers, key employees and service providers of the Company and its Affiliates whose selection to participate in the Plan is approved by the Board, the Committee or an officer of the Company.

“Plan” means this Stock Option Plan, as it may be amended from time to time.

“Security Based Compensation Arrangements” means a stock option, stock appreciation right, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Shares to any employee or Insider of the Company or its Affiliates, or one or more service providers, including a

2

share purchase from treasury which is financially assisted by the Company or any of its Affiliates by way of a loan, guaranty or otherwise.

“Share Appreciation Right” shall have the meaning ascribed thereto in Section 3.1(b).

“Shares” means the common shares of Cronos Group Inc.

“Termination Date” means the first date on which a Participant is no longer employed by the Company or any of its Affiliates (or in the case of a Participant who was not an employee, the first date on which such Participant is no longer acting as a director of, or service provider to, the Company or any of its Affiliates) for any reason; provided that, for the purposes of the Plan, an employee’s termination of employment with the Company or its Affiliates shall occur on the earlier of (i) the date on which the employee ceases to render services to the Company and its Affiliates and (ii) the date on which the Company or its Affiliate delivers notice of the termination of the employee’s employment to him/her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice (except to the extent specifically required by applicable employment standards legislation), but, for greater certainty, (x) an employee’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of disability and (y) an employee’s transfer of employment within the group of companies comprising the Company and its Affiliates, shall not be considered to be a termination of employment under the Plan.

“US Taxpayer” means a Participant who is a citizen or permanent resident of the United States for purposes of the Code or a Participant for whom the compensation under this Plan would otherwise be subject to income tax under the Code.

“Value of Option” means, on any date, the amount of the expense associated with the grant of an Option, as determined in accordance with generally accepted accounting principles.

ARTICLE 2

GENERAL

2.1	Purpose: The principal purposes of the Plan are to:

(a)	allow Participants to participate in the growth and development of the Company by providing them with the opportunity to acquire Shares;

(b)	promote the long-term alignment of interests between Participants and present and/or future holders of Shares; and

(c)

assist the Company to attract, retain and incent eligible persons with the knowledge, experience and expertise required to act as employees, officers and directors of, and consultants providing services to, the Company.

2.2	Administration:

(a)	The Plan shall be administered by the Board.

(b)

The Board shall have the sole and complete authority (i) to approve the selection of Participants, (ii) to grant Options in such form as it shall determine, (iii) to grant Share Appreciation Rights in accordance with Section 3.1(b), (iv) to impose such limitations, restrictions and conditions including, but not limited to, vesting conditions and restrictions, upon such Options as it deems

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appropriate, (v) to accelerate the vesting conditions attaching to any Option, (vi) to interpret the Plan and to adopt, amend and rescind administrative guidelines and other rules and regulations relating to the Plan and (vii) to make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan; provided, however, that no such action shall be taken without shareholder approval if such approval is required by applicable securities laws or the applicable rules of any Exchange on which the Shares are listed and posted for trading. The Board’s determinations and actions within its authority under the Plan shall be conclusive and binding upon the Company and all other persons.

(c)

To the extent permitted by law, the Board may from time to time delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, the Committee shall exercise the delegated powers in the manner and on the terms authorized by the Board. Where the Board has so delegated any powers to the Committee, any reference under the Plan, in connection with such power, to the “Board” shall be read as to the “Committee”. The Board shall also be permitted to hire administrators, custodians or similar service providers to assist it in the administration of the Plan. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plan in this context shall be final and conclusive.

2.3

Selection for Participation: Participants shall be selected from the directors, officers, key employees and service providers (including consultants) of the Company and its Affiliates. In approving this selection, the Board shall consider such factors as it deems relevant, subject to the provisions of the Plan.

2.4	Shares Subject to the Plan:

(a)

Subject to adjustment as provided for in Sections 4.1 and 4.2 below, the maximum number of Shares that may be issued or issuable under the Plan shall be a number equal to 10% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all Security Based Compensation Arrangements shall not exceed 10% on a non-diluted basis.

(b)

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, a Participant would become entitled to a fractional share, such Participant shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

(c)

Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if together with any other Security Based Compensation Arrangements established or maintained by the Company or its Affiliates such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to Insiders within any one-year period or (ii) issuable to Insiders at any time exceeding 10% of the issued and outstanding Shares (on a non-diluted basis); provided, however, that the number of Options or Share Appreciation Rights that may be granted to any Participant in any one calendar year shall not exceed 10% of the issued and outstanding Shares (on a non-diluted basis).

(d)

No Option shall be granted to any Non-Executive Director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all Non-Executive Directors under the Plan and all other Security Based Compensation Arrangements exceeding 1% of the total number of Shares then issued and outstanding; (ii) the aggregate Value of Options granted to the Non-Executive Director during the Company’s fiscal year exceeding $100,000; or (iii) the aggregate Value of Options and, in the case of Security Based Compensation Arrangements that do not provide for the granting of options (“Full Value Awards”), the grant

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date value of Shares granted to the Non-Executive Director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Executive Director, in the Non-Executive Director’s discretion, in place of the same value of foregone cash compensation from the Company shall not be counted toward the foregoing $150,000 limit and provided further that this Section 2.4(d) shall not apply to one-time initial grants to a new director who would be a Non-Executive Director upon joining the Board as compensation for serving on the Board.

(e)

If any Options terminate, expire or, are cancelled as contemplated by the Plan without the Participant having received any benefit therefrom, the number of Shares underlying such Options so terminated, expired or cancelled shall again become available under the Plan.

(f)

Shares shall be deemed to have been used in settlement of awards whether or not they are actually delivered; provided, that if Shares issued upon exercise, vesting, or settlement of an award, including any Option, are surrendered or tendered to the Company in payment of the Exercise Price or any taxes required to be withheld in respect of an award in accordance with the terms and conditions of the Plan and any applicable Option Certificate, such surrendered or tendered Shares shall not become available again under the Plan and the aggregate number of Shares underlying any exercised Option or Share Appreciation Right shall in no event become available again under the Plan.

2.5

Option Certificates: All grants of Options under the Plan shall be evidenced by an Option Certificate. Such Option Certificates shall be subject to the applicable provisions of the Plan and shall clearly set out the Exercise Term in addition to such other provisions as are required by the Plan or which the Board may direct. Any officer of the Company is authorized and empowered to execute on behalf of the Company any Option Certificates required to be delivered to the Participants from time to time as designated by the Board. In the event of irreconcilable conflict between the terms of an Option Certificate and the terms of this Plan, the terms of this Plan shall prevail and the Option Certificate shall be deemed to have been amended accordingly.

2.6

Non-transferability: Subject to Section 3.7, Options granted under the Plan may only be exercised by a Participant personally and no assignment or transfer of Options whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such Options whatsoever in any assignee or transferee, but immediately upon any assignment or transfer, or any attempt to make the same, such Options shall terminate and be of no further effect. Notwithstanding this Section 2.6, a Participant may assign or transfer one or more Options, in compliance with such terms as the Board may determine, to a personal holding corporation wholly-owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant, provided that upon any such permitted assignment or transfer, the transferred Options shall be deemed for purposes of the Plan to continue to be held by the Participant, and shall continue to be subject to the terms and conditions of the Plan as if the Participant remained the sole holder thereof.

ARTICLE 3

SHARE OPTIONS

3.1	Award of Options and Share Appreciation Rights:

(a)

The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, award Options to any Participant and the Company shall enter into an Option Certificate with each Participant substantially in the form attached hereto as Schedule A or in any other form approved by the Board.

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(b)

At the sole discretion of the Board, the Board may grant to a Participant in respect of an Option awarded to the Participant, either at the time of grant of the Option or at a subsequent time, a number of rights (each a “Share Appreciation Right”) equal to the number of Shares then underlying the Option, which number shall be fixed on the date of grant of the Share Appreciation Rights, subject to adjustment pursuant to Article 4 on the same basis as the number of Shares underlying the Option. The grant of a Share Appreciation Right shall be subject to the terms of the Plan and the terms and conditions of the Option in respect of which it is granted (except as the context or the Plan otherwise require) and such other terms and conditions as the Board may prescribe (including any acceleration of vesting pursuant to Article 4) and shall be evidenced in the Option Certificate in respect of the related Option or an amendment to such Option Certificate. Each Share Appreciation Right shall entitle the Participant to surrender to the Company, unexercised, the right to subscribe for Shares pursuant to the related Option and to receive from the Company that number of Shares, rounded down to the next whole Share, with a Fair Market Value on the date of exercise of each such Share Appreciation Right that is equal to the difference between such Fair Market Value and the Exercise Price under the related Option, multiplied by the number of Shares that cease to be available under the Option as a result of the exercise of the Share Appreciation Right, subject to satisfaction of applicable withholding taxes and other source deductions. Upon the exercise of a Share Appreciation Right in respect of a Share covered by an Option such Option shall be cancelled and shall be of no further force or effect in respect of such Share. Share Appreciation Rights shall be exercisable by a Participant or his or her legal representative only to the extent that the related Option is exercisable. Unexercised Share Appreciation Rights shall terminate when the related Option is exercised or the Option terminates in accordance with this Plan and the applicable Option Certificate.

3.2	Exercise Term:

(a)

Subject to any vesting conditions imposed by the Board in its discretion at any time and from time to time, Options granted to Participants may only be exercisable by the Participant if such conditions of vesting have been satisfied.

(b)

The maximum term during which Options may be exercised shall be determined by the Board, but in no event shall the Exercise Term of an Option exceed seven (7) years from the date of its grant; provided that if at any time the end of the Exercise Term of an Option should be determined to occur either during a Blackout Period or within ten Business Days following a Blackout Period, the end of the term shall be deemed to be extended to the date that is the tenth Business Day following the date of expiry of such Blackout Period. Notwithstanding the foregoing sentence or otherwise, in no event, including as a result of any Blackout Period, shall the date of expiry of any Option granted to a US Taxpayer be extended beyond the original expiration of the Exercise Term if such Option has an Exercise Price that is less than the Fair Market Value of the Shares on the date of the proposed extension.

(c)

Subject to Sections 3.2(a) and 3.2(b), the provisions of the Plan and the Option Certificate, Options may be exercised by means of giving an Exercise Notice addressed to the Company or its designee (including third-party administrators) in accordance with the terms of the Option and the Option Certificate accompanied by payment of the Exercise Price and any applicable required withholding taxes in accordance with Section 3.4.

(d)	All Options granted under the Plan to US Taxpayers shall be non-qualified stock options for the purposes of the Code unless the Option Certificate expressly states otherwise.

3.3

Exercise Price: The Exercise Price of any Option shall be the Fair Market Value on the date such Option is granted. For the avoidance of doubt and notwithstanding anything to the contrary, any Option issued to a

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US Taxpayer shall have an Exercise Price that is no less than Fair Market Value on the date of grant which in all events shall be determined in accordance with Section 409A of the Code.

3.4

Payment of Exercise Price: Subject to the terms of the Plan, no Shares shall be issued or transferred with respect to the exercise of an Option until the Participant has paid the Exercise Price to the Company in full, and an amount equal to any U.S. federal, state, non-U.S. federal, provincial, and local income and employment taxes, social contributions, and any other tax-related items required to be withheld. Unless otherwise stated in the Option Certificate, the Exercise Price and all applicable required withholding taxes shall be payable (i) by certified cheque or bank draft payable to the Company or wire transfer to an account specified by the Company or (ii) by such other method as elected by the Participant and that the Committee may permit, in its sole discretion, including without limitation: (A) in the form of other property having a Fair Market Value on the date of exercise equal to the Exercise Price and all applicable required withholding taxes; (B) if there is a public market for the Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price and all applicable required withholding taxes against delivery of the Shares to settle the applicable trade; or (C) by means of a “net exercise” procedure effected by withholding the minimum number of Shares otherwise deliverable in respect of an Option that are needed to pay for the Exercise Price and all applicable required withholding taxes; provided that Participants who are subject to income tax under the Income Tax Act (Canada) with respect to their Options shall not be permitted to surrender Shares acquired under any Options in payment of the Exercise Price or withholding taxes or to exercise their Options by means of a “net exercise” procedure as described in clause (C) above. In all events of cashless or net exercise, any fractional Shares shall be settled in cash.

3.5

Share Certificates: As soon as practicable after receipt of any Exercise Notice and full payment with respect to the exercise of an Option, the Company shall issue to the eligible Participant either a certificate or certificates representing the acquired Shares or uncertificated Shares.

3.6

Termination of Employment for Cause: Where a Participant’s employment with the Company or an Affiliate of the Company is terminated for cause (as such term is defined in a written employment agreement between the Participant and the Company or an Affiliate thereof (as applicable), or where no such agreement exists or such agreement does not contain a definition, as defined in law), each Option granted to that Participant that has vested as at the Termination Date and each Option granted to that Participant that has not vested as at the Termination Date shall, subject to the discretion of the Board, immediately terminate and cease to be exercisable.

3.7

Death: In the event of the death of a Participant, each Option granted to that Participant that has not then vested shall, subject to the discretion of the Board, immediately terminate and, notwithstanding Section 2.6, all Options which have vested may be exercised by the Participant’s estate at any time within six months from the date of death, or for such longer period of time as the Board may determine but in no event later than the expiration of the original Exercise Term of such Option.

3.8

Termination of Employment for Other than Cause or Death: Where a Participant’s employment with the Company or an Affiliate of the Company terminates for any reason other than as contemplated in Sections 3.6 or 3.7 above, or in the event a Director is not re-elected to the Board of Directors, each Option granted to that Participant that has not then vested shall, subject to the discretion of the Board, immediately terminate as at the Termination Date. In such cases, all Options granted to such Participants that have vested as at the Termination Date may be exercised by the Participant at any time within six months of the Termination Date, or for such longer period of time as the Board may determine but in no event later than the expiration of the original Exercise Term of such Option.

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3.9

No Compensation for Forfeiture. For greater certainty, Participants shall have no right to receive Shares or any payment as compensation, damages or otherwise with respect to any Options or Share Appreciation Rights that expire or terminate hereunder without becoming exercisable or without being exercised.

ARTICLE 4

REORGANIZATION OF THE COMPANY AND CHANGE OF CONTROL

4.1

General: The existence of any Options shall not affect in any way the right or power of the Company or its shareholders (i) to make or authorize any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company including to undertake a Change of Control, (ii) to create or issue any bonds, debentures, shares of any class or other securities of the Company or the rights and conditions attaching thereto or (iii) to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of similar character or otherwise.

4.2

Reorganization of Company’s Capital: Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment shall be made to the number of Shares which may be acquired on the exercise of any outstanding Options and/or an adjustment to the Exercise Price shall be made; provided that, notwithstanding the foregoing or otherwise, any adjustment to an Option issued to a US Taxpayer shall be made in accordance with the requirements of Section 409A of the Code. Notwithstanding the foregoing, a decision of the Board in respect of any and all matters falling within the scope of this Section 4.2 shall be final and without recourse on the part of any Participant and his or her heirs or legal representatives.

4.3

Change of Control: Subject to Section 4.4, if the Company proposes to undertake a Change of Control, the Board may, in its discretion, accelerate the vesting of all outstanding Options to provide that, notwithstanding the vesting provisions of such Options or any Option Certificate, each such outstanding Option shall be fully vested and either (as determined by the Board in its discretion) (i) may be conditionally exercisable for Shares or (ii) may be conditionally surrendered for a cash payment equal to the difference between the per Share consideration receivable by shareholders of the Company in connection with the transaction resulting in the Change of Control and the Exercise Price multiplied by the number of Shares that may be acquired under the particular Option, upon (or where permitted by the Board, prior to) the completion of the Change of Control, provided that the Board shall not, in any case, authorize the exercise or surrender of Options pursuant to this Section 4.3 beyond the expiration of the original Exercise Term of the Options. Where the Board elects to exercise its discretion to accelerate vesting of Options, the Company shall give written notice of any proposed Change of Control to each Participant at least 14 days prior to the expected date of the Change of Control. Upon the giving of any such notice, the Participants shall be entitled to exercise or surrender all or any portion of their outstanding Options, as applicable, at any time within the period specified in the notice and conditional upon completion of the Change of Control (subject to such extension of such specified period as the Board may determine in its sole discretion, not to exceed the expiration of the Option). Unless the Board determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Participants to exercise or surrender any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.

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4.4

Termination of Employment following Change of Control: If, in connection with a Change of Control, the Board does not accelerate the vesting of Options in accordance with Section 4.3, and the Options continue, or are assumed, or rights equivalent to the Options are substituted for the Options by the Surviving Company or Parent Company (or an Affiliate thereof), and subject to the terms of the Option Certificate in respect of the Options and any written employment agreement between the Participant and the Company, or the Surviving Company or Parent Company, or an Affiliate of the Company, or a successor thereto, in the event a Participant’s employment is terminated by the Company, or the Surviving Company or Parent Company, or an Affiliate of the Company, or a successor thereto, without cause in the twenty-four (24) month period following the Change of Control, all unvested Options or substituted rights outstanding on the Participant’s Termination Date shall immediately vest, and the Participant may exercise such vested Options or substituted rights until the earlier of the expiration of the original Exercise Term of such Option (or the Option for which the right was substituted) and twelve (12) months following the Participant’s Termination Date, following which any unexercised Options or substituted rights shall terminate and cease to be exercisable.

4.5

Issue by Company of Additional Shares: Except as expressly provided in this Article 4, the issue by the Company of shares of any class, or securities convertible into shares of any class, for money, services or property either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares which may be acquired on the exercise of any outstanding Options or the Exercise Price under such Options.

ARTICLE 5

MISCELLANEOUS PROVISIONS

5.1

Legal Requirement: The Company shall not be obligated to grant any Options if the issuance or exercise thereof would constitute a violation by the Participant or the Company of any provisions of any applicable laws or regulatory requirements or the applicable rules of any Exchange on which the Shares are listed and posted for trading.

5.2

Rights of Participant: The Plan shall not give any employee the right to be employed by, or to continue to be employed by, the Company or any of its Affiliates. No Participant shall have any rights as a shareholder of the Company in respect of Shares issuable on the exercise of rights to acquire Shares under any Option or Shares issuable pursuant to Section 3.1(b) hereof until the allotment and issuance to the Participant of such Shares.

5.3

Interpretation: Whenever the Board is to exercise its discretion in the administration of terms and conditions of this Plan the term “discretion” shall mean the “sole and absolute discretion” of the Board.

5.4	Amendment or Discontinuance:

(a)

The Board may amend, suspend or terminate the Plan, in whole or in part, at any time, and, if suspended or terminated, the Plan shall govern the rights and obligations of the Company and the holders of Options, as applicable, with respect to all then-outstanding Options, provided that no such amendment, suspension or termination may:

i.

be made without obtaining any necessary regulatory or shareholder approvals if such approval is required by applicable securities laws or the applicable rules of any Exchange on which the Shares are listed and posted for trading; or

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ii.

materially adversely affect the rights of any Participant who holds outstanding Options at the time of any such amendment, as determined by the Board acting in good faith, without the consent of the Participant.

(b)

Notwithstanding Section 5.4(a), approval by a majority of votes cast by holders of Shares present and voting in person or by proxy at a meeting of shareholders of the Company shall be required for the following:

i.	any increase in the maximum number of Shares issuable by the Company under the Plan (other than pursuant to Section 4.1 or Section 4.2);

ii.	any amendment that would reduce the Exercise Price at which Options may be granted below the minimum price currently provided for in Section 3.3 of the Plan;

iii.	any amendment that would increase or delete the percentage limits on the aggregate number of Shares issuable or that could be issued to Insiders pursuant to Section 2.4(c);

iv.	any amendment that would increase or delete the maximum term during which Options may be exercised pursuant to the Plan to be greater than 7 years, as set forth in Section 3.2(b);

v.	subject to Section 3.2(b), any amendment that would extend the Exercise Term of any outstanding Option;

vi.

any amendment that would reduce the Exercise Price of an outstanding Option (other than as may result from adjustments contemplated by Article 4 of the Plan) including a cancellation of an Option and re-grant of an Option to the same Participant in conjunction therewith, constituting a reduction of the Exercise Price of the Option;

vii.

any exchange for cash or other entitlements, by the Company and a Participant, of an Option for which the Exercise Price is equal to, or less than, the Fair Market Value of a Share on the date of such exchange;

viii.	any amendment that would permit transfers or assignments to persons not currently permitted under the Plan;

ix.	any amendment to the definition of “Participant” or any amendment that would expand the scope of those persons eligible to participate in the Plan;

x.	any amendment to increase the Value of Options granted, or delete the percentage limit relating to Shares issuable, in each case, to Non-Executive Directors in Section 2.4(d);

xi.

any amendment to Section 2.4(f) that would allow the Board to reduce the aggregate number of Shares that may be issued under this Plan in respect of the exercise of a Share Appreciation Right by less than one whole Share;

xii.	amend the Plan to provide for other types of compensation through equity issuance; and

xiii.	amend Section 5.4(a) or this Section 5.4(b), other than as permitted by the requirements of each Exchange on which the Shares are listed and posted for trading.

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(c)

For greater certainty, the Board may, subject to Section 5.4(a), from time to time, by resolution, make any amendments to the Plan or any Option granted under the Plan, other than the items specified in Section 5.4(b), without shareholder approval.

5.5

Indemnification: Subject to the requirements of the Business Corporations Act (Ontario), every director of the Company shall at all times be indemnified and saved harmless by the Company from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, which such director may sustain or incur by reason of any action, suit or proceeding, proceeded or threatened against the director, otherwise than by the Company or any successor thereto, for or in respect of any act done or omitted by the director in respect of the Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein, provided that the act was done or omitted by the director in good faith.

5.6

Effective Date: The Plan is effective as of the date on which it has been approved by the Board and by the shareholders of the Company, as applicable and shall remain in effect through the tenth anniversary of its effective date and no further awards shall be issued under the Plan after the tenth anniversary of the effective date; provided, however, that such expiration shall not affect awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such awards.

5.7

Governing Law: The Plan and, unless otherwise explicitly so provided in the Option Certificate, all Option Certificates shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

5.8

US Taxes: Notwithstanding any provision of the Plan to the contrary, solely with respect to US Taxpayers it is intended that any awards granted or payments made under the Plan either be exempt from or comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any subsidiary of the Company shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

5.9

Withholding: The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker). The Company may require a Participant, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations on terms and conditions determined by the Company in its sole discretion, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; or (iii) cause a broker who sells Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.

Adopted by the Board of Directors on May 18, 2018

Confirmed by the shareholders of the Corporation on                     , 2018.

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SCHEDULE A

CRONOS GROUP INC.

STOCK OPTION PLAN OPTION CERTIFICATE

The present Option Certificate is delivered pursuant to the provisions of the Cronos Group Inc. (the “Company”) Stock Option Plan, effective ●, 2018 (the “Plan”) and certifies that the optionee mentioned below (the “Participant”) has been granted Options (as defined in the Plan) to purchase common shares (the “Shares”) in the capital of the Company and an equal number Share Appreciation Rights (as defined in the Plan), in accordance with and subject to the following terms and conditions and the terms and conditions set out in the Plan:

Participant:	[●]
Grant Date:	[●]
Number of Options/Share Appreciation Rights:	[●]
Exercise Price:	$[●]/Option
Vesting Schedule:	[Vesting in 16 quarterly installments, but subject to the Plan].
Expiry:	[7 years], unless terminated or expired earlier in accordance with the Plan.

The Participant may exercise these Options or Share Appreciation Rights to the extent vested in accordance with this Option Certificate and the Plan by delivering to the Company an Exercise Notice (attached hereto as Schedule “B”) accompanied by this Option Certificate and, where the Participant elects to exercise the Options, a certified cheque or bank draft payable to the Company or wire transfer to an account specified by the Company, in an amount equal to the aggregate Exercise Price or in such other manner as may be permitted by the board of directors of the Company pursuant to the Plan. If only part of these Options or Share Appreciation Rights are being exercised, the Company shall amend this Option Certificate to indicate the number of Options or Share Appreciation Rights exercised and the amended Option Certificate shall then be returned to the Participant.

This Option Certificate, as well as the Options and Share Appreciation Rights represented thereby, shall not be transferrable by the Participant otherwise by will or the laws of descent and distribution. This Option Certificate is only delivered for convenience and in the event of a dispute with respect thereto, the provisions of the Plan and the records of the Company shall be determinative and binding on the Participant.

Dated in                                               on                                              , 2018.

CRONOS GROUP INC.

By:
Authorized signatory

By signing where indicated below, the Participant acknowledges and confirms that:

1.	his or her participation under the Plan is voluntary;
2.

he or she has received a copy of the Plan which was applicable at the time of this grant of Options and Share Appreciation Rights and that no amendment to the Plan thereafter shall affect any right granted to him or her in respect of the Options and the Share Appreciation Rights, except if such amendment is approved by the Participant, or does not materially adversely affect the Participant’s rights or is required in order to comply with changes to any relevant law or regulation applicable with respect to the Plan, the Options, the Share Appreciation Rights or the Shares; and

3.	he or she has read and understands the Plan and accepts to be bound by the provisions thereof and the terms and conditions of this Option Certificate.

Signed in                                     , on                                     , 20    .

Participant Name:

SCHEDULE B

CRONOS GROUP INC.

STOCK OPTION PLAN EXERCISE NOTICE

TO: CRONOS GROUP INC. (the “Company”)

Pursuant to the Company’s Stock Option Plan, effective ●, 2018 (the “Plan”), the undersigned hereby gives an irrevocable notice of the exercise of the options (the “Options”) or Share Appreciation Rights evidenced by the Option Certificate dated                          (the “Option Certificate”) to (pick one of Cash Exercise of Options or Share Appreciation Rights):

☐   Cash Exercise of Options

purchase shares in the capital of the Company that are issuable pursuant to the Options (the “Option Shares”) and hereby (circle one):

(a)   subscribes for all of the Option Shares; or

(b)   subscribes for                                  number of Option Shares.

The Exercise Price per Option is                                  and the aggregate Exercise Price for all of the Options being exercised is                                  (the “Aggregate Exercise Price”).

Payment: With this notice, the undersigned is delivering the Aggregate Exercise Price by certified cheque or bank draft payable to Cronos Group Inc. or wire transfer to an account specified by the Company.

OR

☐   Share Appreciation Rights (or commonly referred to as “cashless exercise”)

exercise Share Appreciation Rights (“SARs”) in respect of the Options and hereby (circle one):

(a)   subscribes for all of the SARs Shares (defined below); or

(b)   subscribes for                              SARs Shares (defined below);

and hereby surrenders the same number of unexercised Options under the Option Certificate.

The number of shares delivered by the Company pursuant to a SARs exercise (the “SARs Shares”) will be calculated based on the Fair Market Value (as defined in the Plan) on the day the SARs Shares are issued (the “FMV”) as follows (fractional rounded down to the nearest whole number):

    (FMV – Exercise Price) * # of SARs exercised

FMV

DELIVERY:

The undersigned requests that the Company registers and delivers (pick one):

☐   Certificated Shares (paper certificate)

Lost paper certificates may be subject to a replacement fee, levied by the transfer agent, equal to 3% of the market value of the aggregate shares represented by the certificate at the time the loss is reported, or other fee then in force under the transfer agent’s policies.

OR

☐ Direct Registration Statement (electronically registered)

to the address below:

Registration Name and Address:	Mailing Address (if different):

Dated:

(Signature of the Participant)

(Name of the Participant - in block letters)

Schedule D

Board Mandate

CRONOS GROUP INC.

BOARD MANDATE

This Mandate was approved by the Board of Directors of Cronos Group Inc. as of February 14, 2018.

1.	PURPOSE

The Board of Directors (the “Board”) has the duty to supervise the management of the business and affairs of Cronos Group Inc. (the “Corporation”). The Board, directly and through its committees and the chair of the Board (the “Chair”) or, if applicable, the independent director appointed as “Lead Director” (as discussed herein), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

2.	COMPOSITION

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, Canadian residency requirements, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (Ontario), applicable Canadian securities laws, applicable stock exchange rules and policies and the articles and by-laws of the Corporation, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair.

Independence

A majority of the Board must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as it may be amended and/or replaced from time to time. From time to time the Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws, and, at least annually, shall determine the independence of each director in accordance with these standards.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors may select from among their number a director who will act as Lead Director and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

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3.	DUTIES AND RESPONSIBILITIES

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board shall adopt a strategic plan for the Corporation. At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and the Corporation’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Corporation, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Corporation’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Corporation’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Corporation’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation Committee concerning the Corporation’s approach to human resource management and executive compensation.

(b)	Succession Review

At least annually, the Board shall review the succession plans of the Corporation for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

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(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Corporation and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Corporation.

Corporate Governance

(a)	General

At least annually, the Board shall review the Corporation’s approach to corporate governance.

(b)	Director Independence

At least annually, the Board shall review the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Corporation. At least annually, the Board shall review compliance with, or material deficiencies from, the Code and approve any changes it considers appropriate. The Board shall review investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Financial Information

(a)	General

At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(b)	Integrity of Financial Information

The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

(c)	Financial Statements

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

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Communications

(a)	General

The Board has adopted a Disclosure Policy for the Corporation. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Corporation’s overall Disclosure Policy, including measures for receiving feedback from the Corporation’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Corporation’s Disclosure Policy.

(b)	Shareholders

The Corporation endeavors to keep its shareholders informed of its progress through an annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Corporation shall maintain a website that is regularly updated and provides investors with relevant information on the Corporation and an opportunity to communicate with the Corporation.

4.	COMMITTEES OF THE BOARD

The Board has established the following committees: the Compensation Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Charters

The Board has approved charters for each Board committee and shall approve charters for each new Board committee. At least annually, the Board shall review each committee charter and approve any changes it considers appropriate.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Consideration of Committee Recommendations

As required by applicable law, by the applicable committee charter or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	MEETINGS

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair (in conjunction with the Lead Director, as applicable) is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a

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report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Corporation’s constating documents.

Secretary and Minutes

The Corporation’s Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Access to Management and Outside Advisors

In discharging the forgoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Corporation and to the relevant books, records and systems of the Corporation as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

Responsibilities Set out in the Mandate

A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate and under applicable law.

Meeting Preparation and Attendance

In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall: (i) review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director; (ii) attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and (iii) attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

Assessment

A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

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Other Responsibilities

A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

7.	MANAGEMENT

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Descriptions for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

8.	DIRECTOR DEVELOPMENT AND EVALUATION

Each new director shall participate in the Corporation’s initial orientation program and each director shall participate in the Corporation’s continuing director development programs. At least annually, the Board shall review the Corporation’s initial orientation program and continuing director development programs.

9.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s Articles and By-laws, it is not intended to establish any legally binding obligations.

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